Form 10-K, Exhibit 13
period 1994-02-28
QUICK & REILLY GROUP INC /DE/
filed 1994-05-31
CIK 719544

    The Quick & Reilly Group, Inc. and Subsidiaries
    SELECTED FINANCIAL HIGHLIGHTS


                         Fiscal Year Ended the Last Day of February

                              1994       1993       1992       1991      1990
                                   (In Thousands, Except Per Share Amounts)

Revenues                    $265,196   $195,934   $154,019   $110,946 $108,086
Income Before Income Taxes    79,897     52,196     42,036     20,915   18,432
Net Income                    42,491     28,695     22,684     11,755   11,436
Net Income Per Share (1)        3.79       2.63       2.22       1.14     1.10
Cash Dividends Per Share (1)    0.57       0.42       0.35       0.25     0.28

Total Assets               2,476,855  1,376,965  1,029,611    435,143  525,280

Total Liabilities          2,271,897  1,207,639    891,190    330,433  427,145

Total Shareholders' Equity   204,958    169,326    138,422    104,711   98,135

Book Value Per Share (1)       18.35      15.18      12.72      10.31     9.41

<F1>
    (1) All per share data have been restated to reflect two five percent stock dividends declared during the fiscal year ended
          February 28, 1994.





The Quick & Reilly Group, Inc. and Subsidiaries


Management's Discussion and Analysis of Results of
       Operations and Financial Condition


Description of Business

The Quick & Reilly Group, Inc. (the "Company") was originally incorporated in New York on June 25, 1981. At the Annual Meeting of Shareholders held on June 23, 1987, the shareholders approved a proposal changing the Company's state of incorporation to Delaware by merging the Company into a Delaware corporation which the Company caused to be incorporated in Delaware on April 24, 1987, for this purpose. The Company is a holding company owning all the capital stock of its primary operating subsidiaries: Quick & Reilly, Inc., U.S.
Clearing Corp., and JJC Specialist Corp.

Quick & Reilly, Inc. ("Q&R") was incorporated in
New York on March 1, 1974. Q&R became a member organization of the New York Stock Exchange
("NYSE") on May 2, 1974, and became the first member organization to offer substantially discounted commission rates to individual investors following the elimination of fixed commission rates by the Securities and Exchange
Commission ("SEC") on May 1, 1975.

U.S. Clearing Corp. ("U.S. Clearing") was incorporated in New York on December 22, 1978, as a subsidiary of Q&R and began clearing customer trades in March 1979. On June 15, 1992, U.S.
Clearing established its institutional sales and research operations.

JJC Specialist Corp. ("JJC Specialist") was incorporated in New York as a subsidiary of the Company on September 10, 1982, and conducts the specialist operations on the floor of the NYSE.
JJC Specialist Partners was a wholly owned subsidiary of JJC Specialist and was liquidated on March 1, 1994; its net assets merged into the assets and liabilities of JJC Specialist.

Q&R, U.S. Clearing and JJC Specialist are member organizations of the NYSE and are registered as broker-dealers with the SEC. Q&R and U.S. Clearing are members of the National Association of Securities Dealers. U.S. Clearing is also a member of the American Stock Exchange, Boston
Stock Exchange, Pacific Stock Exchange,
Philadelphia Stock Exchange, Midwest Stock
Exchange and Chicago Board Options Exchange. Q&R,
U.S. Clearing and JJC Specialist are members of the Securities Investors Protection Corporation, which provides protection for customer accounts up to $500,000 per customer, with a limitation of $100,000 on claims for cash balances. U.S.
Clearing has also arranged for an additional $24.5 million protection per customer on securities through the Aetna Casualty & Surety Co.


Results of Operations

Comparison of 1994 and 1993 Results


Fiscal 1994 Revenues of the Company increased 35% compared with fiscal 1993. Commission and Clearance Income increased 24% compared with 1993 due to increased volume in the securities markets.
Interest Income increased 44% primarily due to increased customer margin debits and stock borrowing activities. Interest Expense increased
60% primarily due to increased stock lending activities. Specialist Trading and Commissions increased 98% primarily due to the acquisition of Stokes, Hoyt & Co. in December 1992. Other
Revenues decreased 13% primarily due to decreased fee income.

Total Expenses increased 29% for fiscal 1994 compared with fiscal 1993. Employee Compensation and Benefits increased 31% for 1994 compared with 1993 primarily due to the acquisition of Stokes, Hoyt & Co. and their related personnel, as well as increases in incentive compensation. Brokerage,
Exchange and Clearance Fees increased 11% primarily due to increased trading volume. Data
Processing and Equipment Rental increased 23% primarily due to the increased trading volume as did Printing, Postage, Stationery and Office
Supplies, rising 45% for 1994 versus 1993. Rent and Other Occupancy increased 17% primarily due to the opening of new branch offices in Quick &
Reilly, Inc. Amortization of Intangible Assets decreased 42% primarily due to the expiration of certain covenants and contracts relating to the acquisition of Conklin, Cahill & Co. Other expenses increased 31% primarily due to the increased volume, expansion of the Q&R branch network and the increase in institutional operations at U.S. Clearing.

Comparison of 1993 and 1992 Results

Fiscal 1993 Revenues of the Company increased 27% compared with fiscal 1992. Commission and Clearance Income increased 22% compared with 1992 due to increased volume in the securities markets.
Interest Income increased 33% primarily due to increased customer margin debits and stock borrowing activities. Interest Expense increased
76% primarily due to increased stock lending activities. Specialist Trading and Commissions increased 44% due to increased market volume.
Other Revenues increased 62% due to increased fee income and increased trading activities.

Total Expenses increased 28% for fiscal 1993 compared with fiscal 1992. Employee Compensation and Benefits increased 29% for 1993 over 1992 primarily due to increases in incentive compensation. Brokerage, Exchange and Clearance
Fees increased 19% for 1993 versus 1992 primarily due to the increased trading volume. Data
Processing and Equipment Rental increased 29% primarily due to increased trading volume as did Printing, Postage, Stationery and Office Supplies, rising 6% for 1993 versus 1992. Advertising increased 21% due to increased expenditures for the current national advertising campaign.
Amortization of Intangible Assets decreased 25% due to the expiration of certain covenants and contracts relating to the acquisition of Conklin, Cahill & Co. Other expenses increased 17% primarily due to the increased volume, expansion of the Q&R branch network and the relocation of headquarters for the Company's primary subsidiaries.

Liquidity and Capital Resources

Management of the Company believes that funds generated from operations will provide it with sufficient resources to meet all present and reasonably foreseeable future capital needs.

The Company's assets are highly liquid and consist mainly of cash or assets readily convertible into cash. The Company utilizes bank borrowings, securities lending activities, customers' free credit balances and other payables, as well as the Company's equity capital to finance receivables from customers. The secured financings are collateralized primarily by customer securities pledged. Customer receivables are secured by customer securities held as collateral. The Company can demand payment of outstanding balances at any time. Receivables and payables with other broker-dealers represent either current open transactions which usually settle within a few days or securities lending and borrowing activities which are collateralized and normally can be closed out within a few days.

The Company's primary subsidiaries are
subject to regulatory net capital requirements which are designed to measure the general financial integrity and liquidity of broker-dealers. Under the SEC's net capital requirements, neither Q&R nor U.S. Clearing may
(a) pay or permit the payment or withdrawal of any subordinated debt, (b) permit equity capital to be removed if, after giving effect to such payment, withdrawal or removal, either aggregate indebtedness of Q&R would exceed 10 times its net capital or net capital of Q&R would fail to equal
1.2 times its minimum required net capital or for U.S. Clearing would be less than 5% of its aggregate debit balances arising from customer transactions or net capital of U.S. Clearing would fail to equal 1.2 times its minimum required net capital, or (c) permit equity withdrawals, unsecured loans or advances, to certain related parties without prior approval of the SEC or its designated examining authority if the withdrawal would cause net capital to fall below certain specified levels. Additionally, JJC Specialist and JJC Specialist Partners must comply with the net liquid asset requirements of the NYSE. These restrictions have not had, and are not expected to have, any impact on the ability of the Company to meet its obligations. As of the last day of February 1994 and 1993, the Company's principal subsidiaries had aggregate net capital of $138,376,000 and $115,878,000, respectively, which exceeded their aggregate minimum net capital requirements by $108,425,000 and $90,806,000.



Effects of Inflation

The Company's assets are not significantly affected by inflation because they are primarily monetary and liquid. In addition, large investments in fixed assets are not required because the nature of the Company's business is to provide services. Management believes that the replacement costs of furniture, equipment and leasehold improvements in the Company's principal and branch offices would not materially affect operations. However, the rate of inflation affects the Company's expenses, such as employee compensation, rent, communications and other expenses which may not be readily recoverable in the prices of services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect the Company's financial position and results of operations.






                             The Quick & Reilly Group, Inc. and Subsidiaries
                             Consolidated Statements of Financial Condition

                                             February 28,     February 28,
                                                1994             1993
                                       ----------------------------------
ASSETS
  Cash and Cash Equivalents               $   41,824,406      $46,230,544
  Receivable From Brokers, Dealers
    and Clearing Organizations             1,610,695,323      703,370,780
  Receivable From Customers- Net of
    Allowance for Doubtful Accounts
    of $4,568,774 in 1994 and
    $4,591,665 in 1993                       731,352,887      541,821,008
  Securities Owned- At Market Value
    U.S. Government                            8,990,705        4,879,596
    Municipal                                 43,796,366       35,671,130
    Equities and Other                        11,997,867       15,281,855
  Exchange Memberships- At Cost
    (Market Value $9,000,000 in 1994
    and $6,255,000 in 1993)                    3,908,060        3,333,060
  Furniture, Equipment and Leasehold
    Improvements- At Cost Less
    Accumulated Depreciation and
    Amortization of $7,837,481 in
    1994 and $4,557,801 in 1993                5,922,909        5,966,353
  Other Assets                                18,366,137       20,410,321
                                           ----------------------------------
       TOTAL ASSETS                       $2,476,854,660   $1,376,964,647


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Money Borrowed From Banks                  $38,003,000      $28,050,000
  Drafts Payable                              46,552,251       46,297,851
  Payable to Brokers, Dealers and
    Clearing Organizations                 1,758,737,385      806,167,005
  Payable to Customers                       376,569,142      278,943,565
  Securities Sold, But Not Yet
    Purchased- At Market Value                 8,059,125       11,900,408
  Income Taxes Payable                         1,702,141        6,989,147
  Accrued Expenses and Other
    Liabilities                               42,274,079       29,291,141
                                           ----------------------------------
       TOTAL LIABILITIES                   2,271,897,123    1,207,639,117
                                           ----------------------------------
Commitments and Contingencies

Shareholders' Equity:
  Preferred Stock, $.01 par value;
    authorized 1,000,000 shares, none
    issued and outstanding                          -                -
  Common Stock, $.10 par value;
    authorized 20,000,000 shares,
    issued 11,237,475 in 1994 and
    10,176,937 shares in 1993                  1,123,748        1,017,693
  Paid-in Capital                             74,179,352       41,576,880
  Retained Earnings                          131,584,887      127,898,457
                                           ----------------------------------
                                             206,887,987      170,493,030
  Less: Common Stock in Treasury, at
    Cost - 69,400 shares in 1994 and
    60,000 shares in 1993                     (1,930,450)      (1,167,500)
                                           ----------------------------------
       TOTAL SHAREHOLDERS' EQUITY            204,957,537      169,325,530
                                           ----------------------------------
       TOTAL LIABILITIES AND
         SHAREHOLDERS' EQUITY             $2,476,854,660   $1,376,964,647

<F1>

    The accompaning notes are an integral part of these statements.




                              The Quick & Reilly Group, Inc. and Subsidiaries
                                        Consolidated Statements of Income
                                Fiscal Year Ended the Last Day of February


                              1994              1993              1992
REVENUES
 Commission and
  Clearance Income         $154,167,617      $123,948,518      $101,770,324
 Interest                    68,336,767        47,334,287        35,558,585
 Specialist Trading
  and Commission             37,869,617        19,083,325        13,243,651
 Other                        4,821,607         5,567,901         3,446,396

     Total Revenues         265,195,608       195,934,031       154,018,956


EXPENSES
 Employee Compensation
  and Benefits               79,546,481        60,676,302        46,956,890
 Interest                    38,790,449        24,237,734        13,781,267
 Brokerage, Exchange and
  Clearance Fees             12,792,669        11,507,450         9,663,983
 Data Processing and
  Equipment Rental           16,466,720        13,436,619        10,410,595
 Communication                2,825,794         3,139,746         2,315,139
 Printing, Postage,
  Stationery and
  Office Supplies             6,685,747         4,619,238         4,367,554
 Advertising                  6,226,229         6,010,351         4,971,664
 Rent and Other Occupancy     5,381,157         4,614,326         4,327,756
 Professional Services        2,220,044         2,097,986         1,611,428
 Amortization of
  Intangibles                 2,545,397         4,397,857         5,880,456
 Other                       11,818,233         9,000,298         7,696,678

     Total Expenses         185,298,920       143,737,907       111,983,410
     Income Before
      Provision
      for Income Taxes       79,896,688        52,196,124        42,035,546
 Provision for Income
  Taxes                      37,405,676        23,501,295        19,351,886

     NET INCOME             $42,491,012       $28,694,829       $22,683,660
     Earnings Per Share           $3.79             $2.63             $2.22

<F1>
    The accompanying notes are an integral part of these statements.



                         The Quick & Reilly Group, Inc. and Subsidiaries
                    Consolidated Statements of Changes in Shareholders' Equity

                                Common
                                Stock       Paid-in     Retained    Treasury
                  Total    Shares  Amount   Capital      Earnings    Stock

SHAREHOLDERS'
 EQUITY-
 FEBRUARY 28,
 1991       $104,710,518 9,476,968 $947,697 $21,779,689 $84,826,032 ($2,842,900)
Cash
 Dividends
 on Common
 Stock        (3,717,809)    -        -           -      (3,717,809)      -
Sale of
 Treasury
 Stock Under
 Stock Option
 Plan          4,707,637     -         -      1,864,737       -       2,842,900
Issuance of
 Common Stock
 Under Stock
 Option Plan
 and Related
 Tax Benefits 10,037,578   396,900   39,690   9,997,888       -           -
Net Income    22,683,660     -        -           -      22,683,660       -


SHAREHOLDERS'
 EQUITY-
 FEBRUARY 29,
 1992        138,421,584 9,873,868  987,387  33,642,314 103,791,883       -
Cash
 Dividends
 on Common
 Stock        (4,588,255)    -        -           -      (4,588,255)      -
Purchase of
 Treasury
 Stock        (1,167,500)    -        -           -           -     (1,167,500)
Issuance of
 Common Stock
 Under Stock
 Option Plan
 and Related
 Tax Benefits    229,532   10,000     1,000     228,532       -          -
Issuance of
 Common Stock
 Pursuant to
 Stokes, Hoyt
 & Co.
 Acquisition   7,735,340  293,069    29,306   7,706,034       -          -
Net Income    28,694,829    -         -           -      28,694,829      -

SHAREHOLDERS'
 EQUITY-
 FEBRUARY 28,
 1993       169,325,530 10,176,937 1,017,693 41,576,880 127,898,457 (1,167,500)
Five Percent
 Common Stock
 Dividends
 Declared in
 April and
 December
 1993              -     1,041,071   104,108  32,504,966 (32,609,074)     -
Reclassifi-
 cation of
 Common
 Stock
 Issued
 Pursuant to
 Stokes,
 Hoyt & Co.
 Acquisition       (82)    19,467     1,947      (2,029)       -          -
Cash Dividends
 on Common
 Stock      (6,195,508)      -        -           -      (6,195,508)     -
Purchase of
 Treasury
 Stock      (1,784,600)      -        -           -           -      (1,784,600)
Sale of
 Treasury
 Stock
 Under
 Stock
 Option
 Plan and
 Related
 Tax
 Benefits   1,121,185        -         -        99,535        -       1,021,650
Net
 Income    42,491,012        -         -          -      42,491,012       -

SHAREHOLDERS'
 EQUITY-
 FEBRUARY
 28,
 1994   $204,957,537 11,237,475 $1,123,748 $74,179,352 $131,584,887 ($1,930,450)


        The accompanying notes are an integral part of these statements.



                             The Quick & Reilly Group, Inc. and Subsidiaries
                                  Consolidated Statements of Cash Flows
                                  Fiscal Year Ended the Last Day of February
                              ------------------------------------------------
                                  1994            1993            1992
                              ------------------------------------------------
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net Income                  $  42,491,012   $  28,694,829  $   22,683,660
  Adjustments to Reconcile
   Net Income to Net Cash
   Provided By Operating
   Activities:
    Depreciation and
     Amortizaton                  3,971,412       5,435,096       6,772,423
  Decreases (Increases)
   in Operating Assets:
   Receivable From Brokers,
    Dealers and Clearing
    Organizations             (907,324,543)   (228,900,074)   (441,917,798)
   Receivable From
    Customers                 (189,531,879)    (89,463,761)   (125,131,671)
   Securities Purchased
    Under Agreement to
    Resell                           -               -           2,600,000
   Securities Owned             (8,952,357)     (1,749,381)     (5,714,911)
   Other Assets                  2,866,766         330,123      (7,778,874)
  Increases (Decreases)
   in Operating Liabilities:
   Money Borrowed From Banks     9,953,000      25,500,000       1,485,000
   Drafts Payable                  254,400      15,493,193      21,081,353
   Payable to Brokers,
    Dealers and Clearing
    Organizations              952,570,380     235,494,673     519,714,292
   Payable to Customers         97,625,577      30,218,001       4,980,545
   Securities Sold, But
    Not Yet Purchased           (3,841,283)      4,649,727       2,264,010
   Income Taxes Payable         (5,287,006)      1,410,130       4,311,356
   Accrued Expenses and
    Other Liabilities           12,982,938         698,081       9,601,466
                                ------------------------------------------------
     NET CASH PROVIDED BY
      OPERATING ACTIVITIES       7,778,417      27,810,637      14,950,851
                                ------------------------------------------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Redemption of Debentures
  Payable                           -                -         (2,681,170)
 Cash Dividends Paid on
  Common Stock                 (6,195,508)     (4,588,255)     (3,717,809)
 Purchase of Treasury Stock    (1,784,600)     (1,167,500)          -
 Proceeds From Issuance of
  Common Stock
  Under Stock Option Plan           -             229,532      10,037,578
 Proceeds From Sale of
  Treasury Stock Under
  Stock Option Plan             1,121,185           -           4,707,637
 Cash Acquired Related to
  Issuance of Common
  Stock for Stokes,
  Hoyt & Co. Acquisition            -           1,754,493           -
 Reclassification of Common
  Stock Issued Pursuant to
  Stokes, Hoyt & Co.
  Acquisition                        (82)           -               -
                              ------------------------------------------------
     NET CASH PROVIDED BY
      (USED IN) FINANCING
      ACTIVITIES               (6,859,005)     (3,771,730)      8,346,236
                              ------------------------------------------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Payment for Purchase of
  Exchange Membership            (575,000)       (500,000)      (440,000)
 Payments for Purchase
  of Furniture, Equipment
  and Leasehold
  Improvements                 (1,250,550)     (5,123,328)       (645,917)
 Payments for Acquisitions     (3,500,000)          -          (3,476,759)
 Payment for Intangible
  Assets Acquired Related
  to Stokes, Hoyt & Co.
  Acquisition                       -          (1,500,000)          -
                               ------------------------------------------------
     NET CASH USED IN
      INVESTING
      ACTIVITIES               (5,325,550)     (7,123,328)     (4,562,676)
                               ------------------------------------------------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS     (4,406,138)     16,915,579      18,734,411
                               ------------------------------------------------
CASH AND CASH EQUIVALENTS
 AT THE BEGINNING
 OF THE YEAR                   46,230,544      29,314,965      10,580,554
                               ------------------------------------------------
CASH AND CASH EQUIVALENTS
 AT THE END OF THE YEAR       $41,824,406     $46,230,544     $29,314,965


SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Cash Paid During the Year
  for-
  Interest                    $38,272,771     $26,221,917     $14,438,506
  Income Taxes                 34,180,587      22,460,892      14,435,592
 Noncash Financing and
  Investing Activities-
  Issuance of Common Stock
   for Noncash Net Assets
   and Intangible Assets
   Pursuant to Stokes,
   Hoyt & Co. Acquisition           -          5,980,847            -
  Five Percent Stock
   Dividends Paid             32,609,074           -                -
  Issuance of Common
   Stock Pursuant to
   Stokes, Hoyt & Co.
   Acquisition                     1,947           -                -


    The accompanying notes are an integral part of these statements.








THE QUICK & REILLY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING
POLICIES

The consolidated financial statements include the accounts of The Quick & Reilly Group, Inc. (the
"Company") and its wholly owned subsidiaries which primarily include Quick & Reilly, Inc., a broker-dealer providing discount brokerage services; U.S. Clearing Corp., a broker-dealer providing securities clearance for Quick &
Reilly, Inc. as well as for other correspondent broker-dealers; and JJC Specialist Corp., a broker-dealer that is a specialist on the floor of the New York Stock Exchange, Inc. (the "primary subsidiaries"). All material intercompany transactions have been eliminated.

  Securities transactions are recorded on a settlement date basis, except for proprietary transactions, commission and clearance revenues and the related expenses which are recorded on a trade date basis.

  Securities owned and securities sold, but not yet purchased, are valued at market and the resulting unrealized gains and losses are reflected in the consolidated statements of income.

  Intangible assets are being amortized on a straight-line basis over three to fifteen years.
Office furniture and equipment are depreciated on a straight-line basis over three to eight years.
Leasehold improvements are amortized over the lives of the related leases.

  The Company considers short-term, highly liquid investments to be cash equivalents.

  Securities purchased under agreements to resell are collateralized investing activities and are carried at the amounts at which the securities will be subsequently resold.

  Certain amounts have been restated for fiscal years ended February 28, 1993, and February 29,
1992, to conform with the February 28, 1994, presentation.

  The number of Common Stock shares outstanding, and related dollar amounts of Common Stock, Paid-in
Capital and Retained Earnings, as shown on the Consolidated Statement of Financial Condition at
February 28, 1993, and the Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended on the last day of February 1993, 1992 and 1991, have not been retroactively restated to reflect the two five percent stock dividends paid during the fiscal year ended February 28, 1994.

NOTE 2- ACQUISTIONS

During the fiscal year ended February 28, 1994, Quick & Reilly, Inc., a wholly owned subsidiary of the Company, acquired the assets of a broker-dealer for cash. The major portion of the purchase price has been allocated to customer lists, goodwill, and covenants not to compete ("Intangible Assets") which are reflected in Other Assets at $3,229,000, net of accumulated amortization of $171,000, at February
28, 1994.

  During the fiscal year ended February 28, 1993, JJC Specialist Corp., a wholly owned subsidiary of the Company, acquired through merger the specialist firm of Stokes, Hoyt & Co., and renamed it JJC
Specialist Partners. The Company issued shares of its common stock to the sellers valued as of the closing date of the transaction in December 1992.
The major portion of the purchase price has been allocated to goodwill and covenants not to compete.
Goodwill and covenants not to compete are reflected in Other Assets in the amounts of $4,585,000 and $917,000, net of accumulated amortization of $1,390,000 and $583,000, respectively, at February
28, 1994, and $5,776,000 and $1,417,000, net of
accumulated amortization of $199,000 and $83,000, respectively, at February 28, 1993.

  During the period March 1, 1988, through February
28, 1992, the Company acquired the retail businesses of several broker-dealers and the operations of two specialist firms. Included in Other Assets at February 28, 1994, and 1993, are amounts of approximately $163,000 and $850,000, net of accumulated amortization of approximately
$25,144,000 and $24,467,000, respectively, from such
activity.

  The acquisitions were accounted for under the purchase method of accounting and the consolidated financial statements include the results of operations of the businesses acquired from the date of acquisition.


NOTE 3-RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND
           CLEARING ORGANIZATIONS
Amounts receivable from and payable to brokers, dealers and clearing organizations include:

                                     February 28,   February 28,
                                         1994           1993
                                  ------------------------------
Receivable:
 Securities Borrowed             $1,546,291,049   $659,427,419
 Securities Failed to Deliver        13,262,232     16,289,633
 Clearing Organizations and Other    51,142,042     27,653,728
                                  ------------------------------
                                 $1,610,695,323   $703,370,780
                                 ===============================
Payable:
 Securities Loaned               $1,716,024,465   $773,093,194
 Securities Failed to Receive        11,240,919     15,094,166
 Clearing Organizations and Other    31,472,001     17,979,645
                                  ------------------------------
                                 $1,758,737,385   $806,167,005
                                 ===============================

    As these receivables and payables are short-term in nature, their carrying amounts are reasonable estimates of fair market value.






NOTE 4- RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The amounts shown represent the dollar
balances receivable from and payable to
customers in connection with securities, cash and margin transactions. Customer receivables are collateralized by securities, the value of which is not reflected in the consolidated financial statements. As these amounts are short-term in nature, their carrying amounts are reasonable estimates of fair market value.


NOTE 5- MONEY BORROWED FROM BANKS

Money borrowed from banks includes $38,003,000 and $28,050,000, at February 28, 1994, and 1993,
respectively, which is fully collateralized by securities owned by customers and noncustomers. These loans are payable on demand and generally bear interest at the brokers' call rate. The weighted average borrowings during fiscal 1994 and 1993 were $8,540,000 and $7,550,000, respectively. The weighted average interest rates during fiscal 1994 and 1993 were 3.60% and 3.96%, respectively.

  As these borrowings are short-term in nature and bear market rates of interest, their carrying amounts are reasonable estimates of fair market value.

NOTE 6- COMMITMENTS AND CONTINGENCIES


The Company and its primary subsidiaries occupy office premises under noncancellable leases expiring at various dates through November
2003. Future minimum aggregate rentals, excluding escalations, under the leases are $2,970,000, $2,916,000, $2,802,000,
$2,400,000 and $1,689,000, for each of the
fiscal years ending the last day of
February 1995 through 1999 and $4,893,000,
thereafter. The leases contain provisions for rent escalations based on increases in costs incurred by the lessor. Rental expense under the leases was $3,412,000, $2,902,000 and $2,945,000, during the fiscal years ended the last day of February 1994, 1993 and 1992, respectively.

   Margin requirements of $30,831,000 with
a clearing corporation at February 28, 1994, have been satisfied by obtaining letters of credit with face amounts totaling
$38,000,000. These letters of credit are secured by customers' margin securities.

   In the ordinary course of their
securities business, certain of the
Company's primary subsidiaries have been named as defendants in a number of lawsuits. In the opinion of management, based on discussions with counsel, the resolution of such lawsuits will not have a material adverse effect on the consolidated financial condition of the Company or on its results of operations.

NOTE 7- SECURED DEMAND NOTES

The notes, which have a face value of $410,000 and are included in Other Assets, have been contributed pursuant to secured demand note collateral agreements and are subordinated to the claims of general creditors of U.S. Clearing Corp.
The loans bear interest at rates of 7% to 8% per annum, and mature on March 31, 1995.
The loans are fully collateralized by
marketable securities of approximately
$600,000, which are available to the Company to utilize in its securities finanacing activities. The loans have automatic renewal options unless written notice is given by either party prior to seven months preceding the stated maturity dates.

  The loans are available to U.S. Clearing
Corp. in computing its net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The notes can be repaid only if, after giving effect to such repayment, U.S. Clearing Corp. meets the SEC's net capital regulations governing the withdrawal of subordinated debt.

NOTE 8- EARNINGS PER SHARE

Earnings per share have been calculated by dividing net income by the weighted average number of shares outstanding for the fiscal year. Stock options issued pursuant to The Quick & Reilly Stock Option
Plan are common stock equivalents. For the fiscal years ended on the last day of February 1994, 1993 and 1992, earnings per share have not been adjusted for the effect of any outstanding stock options as the impact is immaterial; however, they have been retroactively adjusted to reflect the two five percent stock dividends declared during the fiscal year ended February 28, 1994. The weighted average shares outstanding was 11,207,713, 10,911,146 and 10,239,196, for the fiscal years ended the last day of February 1994, 1993 and 1992, respectively.

NOTE 9- INTEREST

Interest Income is comprised of the following:
                                           Fiscal Year Ended February
                                      -------------------------------------
                                           1994         1993        1992
                                      -------------------------------------
Interest on Customer Margin Balances    $35,548,168  $28,249,144  $26,212,487
Interest on Securities Borrowed          30,096,816   16,973,556    6,760,547
Other Interest Income                     2,691,783    2,111,587    2,585,551
                                      --------------------------------------
                                        $68,336,767  $47,334,287  $35,558,585
                                      =======================================

Interest Expense is comprised of the following:
                                            Fiscal Year Ended February
                                        -------------------------------------
                                            1994         1993        1992
                                        -------------------------------------
Interest on Securities Loaned           $33,716,361  $20,577,640  $ 9,560,553
Interest on Customer Credit Balances      4,562,393    3,198,744    2,499,027
Interest on Bank Loans                      398,141      395,869    1,223,059
Interest on Debentures                        -            -          321,740
Other Interest Expense                      113,554       65,481      176,888
                                         -------------------------------------
                                        $38,790,449  $24,237,734  $13,781,267
                                         =======================================





NOTE 10- PENSION AND PROFIT SHARING PLANS

The Company and its primary subsidiaries have adopted defined contribution pension and profit sharing plans covering all full-time employees who have completed one year of service. The pension plans provide for the employer to contribute an amount based on a percentage of compensation as defined in the plan agreements. The profit sharing plans provide for the employer to contribute an amount out of its current profits, as defined in the plan agreements, or accumulated earned surplus as determined by its Board of Directors. Voluntary contributions from the participants may not exceed ten percent of compensation paid to them during the plan year. For fiscal years ended on the last day of February 1994, 1993 and 1992, the Company and its primary subsidiaries contributed, in the aggregate
$2,982,000, $2,633,000 and $2,400,000,
respectively, to the plans. The Company and its primary subsidiaries also have a noncontributory 401(k) plan covering all full-time employees.

  The Company and its primary subsidiaries participate in The Quick & Reilly Group, Inc.
Employee Benefit Plan (the "Benefit Plan"). The
Benefit Plan, established on September 1, 1992, provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement
Income Security Act of 1974 ("ERISA"). For the fiscal years ended February 28, 1994, and 1993, the Company and its primary subsidiaries contributed, in the aggregate, $1,825,000 and $575,000, respectively, to the plan.


NOTE 11  - INCOME TAXES

The Company and its subsidiaries file a consolidated federal tax return. Each subsidiary is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.
In 1994, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are estimated to be paid or recovered. The implementation of SFAS No. 109 did not have a material impact on the financial condition of the Company or on its results of operations.

  The effective tax rates differ from the federal statutory rate applied to income before income taxes for the following reasons:

                                             Fiscal Year Ended February
                                           -------------------------------
                                              1994        1993        1992

                                           -------------------------------
 Federal Statutory Income Tax Rate             35%         34%         34%
 State & Local Taxes, Net of
 Federal Tax Benefits                          14%         10%         10%
 Other                                        ( 2%)         1%          2%
                                           -------------------------------
 Effective Income Tax Rate                     47%         45%         46%
                                           ===============================

 Income taxes consist of the following:
        Federal                          $24,095,858  $15,670,381 $12,861,406
        State & Local                     13,309,818    7,830,914   6,490,480
                                         -------------------------------------
                                         $37,405,676  $23,501,295 $19,351,886
                                         ====================================

    Included in income taxes for 1994, 1993 and 1992 is deferred income tax provision (benefit) of ($1,106,000), $350,000 and ($56,000), respectively.

    The deferred income tax provision (benefit) consists of the following:

                                          Fiscal Year Ended February
                                         ----------------------------
                                            1994        1993        1992
                                         ---------------------------------
Valuation of Securities Owned        $  (150,000)   $164,000   $ 161,000
 Reserves Not Currently Deductible       (956,000)    186,000    (217,000)
                                       -----------------------------------
                                      $(1,106,000)   $350,000   $( 56,000)
                                      =====================================

    The following temporary differences which created deferred tax assets are reflected in Other Assets:

                                                      At
                                                 February 28,
                                                     1994
                                                 ------------
     Deferred Tax Assets:
            Valuation of Securities Owned        $  116,000
            Reserves Not Currently Deductible     1,279,000
                                                 ------------
                 Total Deferred Assets           $1,395,000
                                                 ============
NOTE 12- CAPITAL REQUIREMENTS

As registered broker-dealers and member firms of the New York
Stock Exchange, Inc. (the"NYSE"), the primary subsidiaries are subject to certain capital rules of both the SEC and the NYSE. These rules require registrants to maintain minimum levels of net capital, as defined, and may require a member to reduce its business or prohibit a member from expanding its business and declaring dividends as its net capital approaches specified levels. As of February 28, 1994 and 1993, the primary subsidiaries had net capital, in the aggregate, of $138,376,000 and $115,878,000, respectively, which exceeded aggregate minimum net capital requirements by $108,425,000 and $90,806,000, respectively. While the primary subsidiaries' aggregate equity capital is includable in net capital, $61,306,000 is not available for payment of cash dividends and advances to the Company. As of February
28, 1994, this limitation does not restrict the Company from declaring its regular dividends to its shareholders.



NOTE 13- STOCK OPTION PLAN

On June 25, 1991, the Company amended The JJC Stock Option
Plan to (a) change its name to The Quick & Reilly Stock
Option Plan("the Plan"), (b) expand the Plan participants to cover directors, officers and employees of the Company and each of its wholly owned subsidiaries, and (c) increase the number of shares of common stock to 1,500,000. Pursuant to the Plan, all options are granted at not less than fair market value on the date of grant and for not more than a five-year time period. All options outstanding on the last day of February
1994, 1993 and 1992 are exercisable. An officer of a subsidiary will be granted on August 15, 1994 options to purchase 55,125 shares of the Company's common stock.


    STOCK OPTION                                              Market Price
                                        Number of    -------------------------
                                         Shares        Per Share     Total
                                     --------------- -------------------------
    Outstanding at February 28, 1991*       726,500     $16.19    $11,765,000
    Granted at $20.60 per share*             55,125     $18.02        993,500
    Less:
    Exercised at $17.63 and $17.75
     per share                             (664,000) $19.63-$31.75 17,884,000
                                     ---------------
    Outstanding at February 29, 1992        117,625     $27.24      3,204,300
    Granted at $20.99 per share*             55,125     $18.25      1,006,000
    Granted at $31.05 per share              10,000     $22.38        223,800
    Granted at $31.77 per share              10,000     $27.63        276,300
    Less:
    Exercised at $17.63 per share           (10,000)    $28.50        285,000
                                     ---------------
    Outstanding at February 28, 1993        182,750     $24.19      4,420,000

    Cancelled at $31.05 per share           (10,000)    $25.75        257,500
    Cancelled at $31.77 per share           (10,000)    $25.75        257,500
    Granted at $33.38 per share*             55,125     $30.48      1,680,000
    Less:
    Exercised at $13.79 per share           (35,000)    $27.13        949,550
    Exercised at $13.79 per share           (17,500)    $33.00        577,500
                                     ---------------
    Outstanding at February 28, 1994        165,375     $28.38     $4,693,343
                                     ===============
    Available for Grant at
     February 28, 1994                      588,125
                                     ===============

    * The quantity of stock options granted as well as the related exercise prices have been appropriately adjusted to reflect the stock dividends declared during the fiscal year ended February 28, 1994.


NOTE 14- SEGMENT REPORTING

The Company, through its primary subsidiaries, operates predominantly in the securities industry.
Operations in such securities industry include agency and principal transactions, and other securities-related financial services.

NOTE 15- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET
RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the primary subsidiaries' securities activities involve execution, settlement and financing of various securities transactions for a nationwide customer and noncustomer client base, as well as specialist trading activities with counterparties. These activities may expose the primary subsidiaries to risk in the event customers, other broker-dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.

  The primary subsidiaries conduct business with broker-dealers, clearing organizations and depositories. Banking activities are conducted mainly with commercial banks throughout the country primarily to support customer securities activities.

  For transactions in which the primary subsidiaries extend credit to customers and noncustomers, the primary subsidiaries seek to control the risks associated with these activities by requiring the maintenance of margin collateral in compliance with various regulatory and internal guidelines. The primary subsidiaries monitor required margin levels daily and, pursuant to such guidelines, request the deposit of additional collateral, or reduce securities positions when necessary. In addition, the primary subsidiaries' correspondent broker-dealers may be required to maintain deposits relating to security clearance activities.

   The primary subsidiaries record clearance of securities transactions on a settlement date basis, which is generally five business days after trade date. They are therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

   The Company's financing and securities lending activities require the Company to pledge securities as collateral for various secured financing sources such as bank loans, securities loaned and letters of credit. In the event the counterparty is unable to meet its contractual obligations, the Company may be exposed to off-balance-sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or by instituting securities buy-in procedures when required.


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Shareholders of
The Quick & Reilly Group, Inc.:

We have audited the accompanying consolidated statements of financial condition of The Quick & Reilly Group, Inc. (a
Delaware Corporation) and subsidiaries as of February 28, 1994 and February 28, 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended
February 28, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Quick & Reilly Group, Inc. and subsidiaries as of February 28, 1994 and February 28, 1993, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1994, in conformity with generally accepted accounting principles.


                                      Arthur Andersen & Co.
New York, New York
April 15, 1994





    The Quick & Reilly Group, Inc. and Subsidiaries
    QUARTERLY FINANCIAL DATA

                                  For the Fiscal Year Ended February 28, 1994
                                                  (Unaudited)
                                  --------------------------------------------
                                                    Quarter
                                  --------------------------------------------
                                  First     Second      Third     Fourth
                                  --------------------------------------------
                                      (In thousands, Except Per Share Amounts)
Total Revenues                   $60,135    $61,329    $68,699    $75,033
 Interest Expense                  7,522      8,153     11,139     11,977
                                  --------------------------------------------
Net Revenues                      52,613     53,176     57,560     63,056

Total Expenses Excluding
 Interest                         34,070     35,341     37,457     39,641
Income Before Income Taxes        18,544     17,836     20,103     23,414
Net Income                        10,224      9,947     10,184     12,136
Net Income Per Share (1)            0.91       0.89       0.90       1.09

                                 For the Fiscal Year Ended February 28, 1993
                                               (Unaudited)
                                --------------------------------------------
                                                 Quarter
                                --------------------------------------------
                                First     Second      Third     Fourth
                                --------------------------------------------
                                  (In thousands, Except Per Share Amounts)
Total Revenues                  $46,517    $42,903    $44,619    $61,895
 Interest Expense                 6,114      6,022      5,604      6,498
                                --------------------------------------------
Net Revenues                     40,403     36,881     39,015     55,397

Total Expenses Excluding
 Interest                        28,245     27,502     28,788     34,965
Income Before Income Taxes       12,158      9,379     10,227     20,432
Net Income                        6,780      5,211      5,595     11,109
Net Income Per Share (1)           0.63       0.48       0.52       1.00

<F1>

    (1) See Note 8 to Consolidated Financial Statements for the method of calulating per share data.


    The Quick & Reilly Group, Inc. and Subsidiaries
    COMMON STOCK DATA


    The Company's shares trade on the NYSE under the
    symbol "BQR."
                                              Market (1)
                                        ------------------
                                          High      Low   Dividend (2)
                                        ------------------------------
    First Quarter Ended 5/29/92         28 1/2   18 1/4         $.07
    Second Quarter Ended 8/28/92        19 3/4   17 1/8         $.07
    Third Quarter Ended 11/27/92        23 1/2   17 1/2         $.07
    Fourth Quarter Ended 2/28/93        25 1/2   22 3/8         $.20
    First Quarter Ended 5/28/93         25 1/8   22 3/8         $.10
    Second Quarter Ended 8/27/93        33 3/4   24             $.10
    Third Quarter Ended 11/26/93        37 7/8   29 3/4         $.10
    Fourth Quarter Ended 2/28/94        37 3/8   27 3/8         $.27

    The Company expects to pay a quarterly dividend of $.12 per share on April 1, July 1, October 1 and January 1.

         As of May 12, 1994, there were 878 holders of record of the Company's common stock. Included in one holder of record is U.S. Clearing
    Corp., which holds securities beneficially owned by approximately
    1,258 accounts.

    (1) Represents NYSE high and low range of common stock price per share, as restated for the two five percent stock dividends declared during the fiscal year ended February 28, 1994.

    (2) Dividends per share have been restated to reflect the two five percent stock dividends declared during the fiscal year ended February 28, 1994.