Form 10-K, Exhibit 13
period 1995-02-28
QUICK & REILLY GROUP INC /DE/
filed 1995-05-26
CIK 719544

The Quick & Reilly Group, Inc. and Subsidiaries
Selected Financial Highlights


                               Fiscal Year Ended the Last Day of February
                     ----------------------------------------------------------
                          1995        1994       1993       1992     1991
                     ----------------------------------------------------------
                                (In Thousands, Except Per Share Amounts)

Revenues                  $315,171   $265,196   $195,934   $154,019  $110,946
Net Revenues               231,416    226,405    171,696    140,238    95,878
Income Before Provisions
 For Income Taxes           80,402     79,897     52,196     42,036    20,915
Net Income                  41,461     42,491     28,695     22,684    11,755
Net Income Per Share (1)      3.73       3.79       2.63       2.22      1.14
Cash Dividends
 Per Share (1)                0.65       0.57       0.42       0.35      0.25
Total Assets             2,581,880  2,476,855  1,376,965  1,029,611   435,143
Total Liabilities        2,345,012  2,271,897  1,207,639    891,190   330,433
Total Shareholders'
 Equity                    236,868    204,958    169,326    138,422   104,711
Book Value Per Share (1)     21.39      18.35      15.18      12.72     10.31

<F1>
 (1) All per share data have been restated to reflect the two five percent stock dividends declared during the fiscal year ended
     February 28, 1994.




The Quick & Reilly Group, Inc. and Subsidiaries
Management's Discussion and Analysis of Results of
       Operations And Financial Condition


Description of Business

The Quick & Reilly Group, Inc. (the "Company") was originally incorporated in New York on June 25, 1981 and changed its state of incorporation to Delaware on April 24, 1987. The Company is a holding company owning all the capital stock of its primary operating subsidiaries: Quick & Reilly, Inc., U.S. Clearing Corp., and JJC Specialist Corp.

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

U.S. Clearing Corp. ("U.S. Clearing") was incorporated in New
York on December 22, 1978, and began clearing customer trades in March 1979. In 1992, U.S. Clearing established its institutional sales operation.

JJC Specialist Corp. ("JJC Specialist") was incorporated in
New York as a subsidiary of the Company on September 10, 1982, and conducts specialist operations on the floor of the NYSE. JJC Specialist Partners was a wholly owned subsidiary of JJC Specialist and was liquidated on March 1, 1994; its net assets merged into the assets and liabilities of JJC Specialist.

Q&R, U.S. Clearing and JJC Specialist are member organizations of the NYSE and are registered as broker-dealers with the SEC. Q&R and U.S. Clearing are members of the National Association of Securities Dealers. U.S. Clearing is also a member of the American Stock Exchange, Boston Stock Exchange, Pacific Stock Exchange, Philadelphia Stock Exchange, Chicago Stock Exchange and Chicago Board Options Exchange.
Q&R, U.S. Clearing and JJC Specialist are members of the Securities Investors Protection Corporation, which provides protection for customer accounts up to $500,000 per customer, with a limitation of $100,000 on claims for cash balances. U.S. Clearing has also arranged for an additional $24.5 million protection per customer on securities through the Aetna Casualty & Surety Co.



Results of Operations

Comparison of 1995 and 1994 Results

Fiscal 1995 Revenues of the Company increased 19% compared with fiscal 1994, while Net Revenues increased 2%. Commission and Clearance Income decreased 9% compared with 1994, due to decreased volume in the securities markets. Interest Income increased 89% primarily due to rising interest rates, increased customer margin debits and stock borrowing activities. Interest Expense increased 116% primarily due to rising interest rates and increased stock lending activities. Specialist Trading and Commissions increased 7% due to a favorable securities market environment in market-making activities. Other Revenues increased 24% primarily due to increased fee income.

Total Expenses Excluding Interest increased 3% for fiscal 1995 compared with fiscal 1994. Employee Compensation and Benefits increased 4% for 1995 compared with 1994, primarily due to increases in incentive bonuses in the clearing and specialist subsidiaries. Data Processing and Equipment
Rental increased 8%, primarily due to increased equipment charges related to the Quick & Reilly branch network system and additional equipment charges for the subsidiaries' new disaster recovery site. Printing, Postage, Stationery and Office Supplies decreased 7%, due to the decreased trading volume. Rent and Other Occupancy increased 8%, primarily due to the opening of new branch offices and the moving of existing branches in Quick & Reilly, Inc. Professional Services increased 30%, primarily due to increased consulting, legal and accounting fees. Amortization of Intangible Assets decreased 18%, due to the fully amortized goodwill relating to the Conklin, Cahill & Co. acquisition at the end of February 1994. Other Expenses increased 5%, primarily due to the expansion of the Q&R branch network and the increase in institutional operations at U.S. Clearing Corp.



Comparison of 1994 and 1993 Results

Fiscal 1994 Revenues of the Company increased 35% compared with fiscal
1993. Commission and Clearance Income increased 24% compared with
1993, due to increased volume in the securities markets. Interest Income increased 44%, primarily due to increased customer margin debits and stock borrowing activities. Interest Expense increased 60%, primarily due to increased stock lending activities. Specialist Trading and Commissions increased 98%, primarily due to the acquisition of Stokes, Hoyt & Co. in December 1992. Other Revenues decreased 13%, primarily due to decreased fee income.

Total Expenses increased 29% for fiscal 1994 compared with fiscal 1993. Employee Compensation and Benefits increased 31% for 1994 compared with 1993, primarily due to the acquisition of Stokes, Hoyt & Co. and their related personnel, as well as increases in incentive compensation. Brokerage, Exchange and Clearance Fees increased 11% primarily due to increased trading volume. Data Processing and Equipment Rental increased 23%, primarily due to the increased trading volume, as did Printing, Postage, Stationery and Office Supplies, rising 45% for 1994 versus 1993. Rent and Other Occupancy increased 17%, primarily due to the opening of new branch offices in Quick & Reilly, Inc. Amortization of Intangible Assets decreased 42%, primarily due to the expiration of certain covenants and contracts relating to the acquisition of Conklin, Cahill & Co. Other expenses increased 31%, primarily due to the increased volume, expansion of the Q&R branch network and the increase in institutional operations at U.S. Clearing.



Liquidity and Capital Resources

Management of the Company believes that funds generated from operations will provide it with sufficient resources to meet all present and reasonably foreseeable future capital needs.

The Company's assets are highly liquid and consist mainly of cash or assets readily convertible into cash. The Company utilizes bank borrowings, securities lending activities, customers' free credit balances and other payables, as well as the Company's equity capital to finance receivables from customers. The secured financings are collateralized primarily by customer securities pledged.
Customer receivables are secured by customer securities held as collateral. The Company can demand payment of outstanding balances at any time. Receivables and payables with other broker-dealers represent either current open transactions which usually settle within a few days or securities lending and borrowing activities which are collateralized and normally can be closed out within a few days. The Company's primary subsidiaries are subject to regulatory net capital requirements which are designed to measure the general financial integrity and liquidity of broker-dealers. Under the SEC's net capital requirements, Q&R, U.S. Clearing and JJC may not (a) pay or permit the payment or withdrawal of any subordinated debt, if payment would cause net capital to fall below certain specified levels; (b) permit equity capital to be removed if, after giving effect to such payment, withdrawal or removal, either aggregate indebtedness of Q&R would exceed 10 times its net capital or net capital of Q&R would fail to equal 1.2 times its minimum required net capital or for U.S. Clearing would be less than 5% of its aggregate debit balances arising from customer transactions or net capital of U.S. Clearing would fail to equal 1.2 times its minimum required net capital;
or (c) permit equity withdrawals, unsecured loans or advances, to certain related parties without prior approval of the SEC or its designated examining authority if the withdrawal would cause net capital to fall below certain specified levels. Additionally, JJC Specialist must comply with the net liquid asset requirements of the NYSE. These restrictions have not had, and are not expected to have, any impact on the ability of the Company to meet its obligations.
As of the last day of February 1995 and 1994, the Company's principal subsidiaries had aggregate net capital of $176,176,000 and $138,376,000, respectively, which exceeded their aggregate minimum net capital requirements by $145,850,000 and $108,425,000.



Effects of Inflation

The Company's assets are not significantly affected by inflation because they are primarily monetary and liquid. In addition, large investments in fixed assets are not required because the nature of the Company's business is to provide services. Management believes that the replacement costs of furniture, equipment and leasehold improvements in the Company's principal and branch offices would not materially affect operations. However, the rate of inflation affects the Company's expenses, such as employee compensation, rent, communications and other expenses which may not be readily recoverable in the prices of services offered by the Company.
To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect the Company's financial position.

                      The Quick & Reilly Group, Inc. and Subsidiaries
                        Consolidated Statements of Financial Condition
                              (In Thousands, Except Share Amounts)




                                             February 28,    February 28,
                                                1995            1994
                                         ---------------------------------
ASSETS
 Cash and Cash Equivalents               $40,863              $41,824
 Receivable From Brokers, Dealers
  and Clearing Organizations           1,606,210            1,610,695
 Receivable From Customers- Net of
  Allowance for Doubtful Accounts
   of $4,571 in 1995 and
    $4,569 in 1994                       800,884              731,353
 Securities Owned- At Market Value
   U.S. Government                         8,382                8,991
   Municipal                              83,120               43,797
   Equities and Other                     14,914               11,998
 Exchange Memberships- At Cost
   (Market Value $10,362 in 1995
     and $9,000 in 1994)                   3,908                3,908
 Furniture, Equipment and Leasehold
   Improvements- At Cost Less
   Accumulated Depreciation and
   Amortization of $7,155 in
    1994 and $7,837 in 1994                6,340                5,923
 Other Assets                             17,259               18,366
                                      ------------------------------------
     TOTAL ASSETS                     $2,581,880           $2,476,855
                                      ====================================



LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Money Borrowed from Banks               $7,797              $38,003
  Drafts Payable                          34,522               46,552
  Payable to Brokers, Dealers and
   Clearing Organizations              1,821,151            1,758,738
  Payable to Customers                   409,560              376,569
  Securities Sold, But Not Yet
   Purchased- At Market Value             12,918                8,059
  Income Taxes Payable                     3,643                1,702
  Accrued Expenses and Other
   Liabilities                            55,421               42,274
                                       --------------------------------
     TOTAL LIABILITIES                 2,345,012            2,271,897
                                       --------------------------------
 Commitments and Contingencies

 Shareholders' Equity:
   Preferred Stock, $.01 par value;
    authorized 1,000,000 shares, none
     issued and outstanding                    -                    -
   Common Stock, $.10 par value;
     authorized 20,000,000 shares,
      issued 11,237,475 in 1995 and
       in 1994                             1,124                1,124
   Paid-in Capital                        74,179               74,179
   Retained Earnings                     165,837              131,585
                                      ---------------------------------
                                         241,140              206,888
   Less: Common Stock in Treasury,
    at Cost - 162,400 shares in
     1995 and 69,400 shares in 1994       (4,272)              (1,930)
                                      ---------------------------------
     TOTAL SHAREHOLDERS' EQUITY          236,868              204,958
                                      ---------------------------------
     TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY            $2,581,880           $2,476,855
                                      =================================
<F1>
    The accompanying notes are an integral part of these statements.

       The Quick & Reilly Group, Inc. and Subsidiaries
              Consolidated Statements of Income
           (In Thousands, Except Per Share Amounts)

                                              Fiscal Year Ended February 28,
                                     -------------------------------------------
                                         1995          1994            1993
                                     -------------------------------------------
REVENUES
 Commission and Clearance Income       $139,779      $154,168       $123,949
 Interest                               128,988        68,337         47,334
 Specialist Trading and Commissions      40,414        37,870         19,083
 Other                                    5,990         4,821          5,568
                                     ------------------------------------------
   Total Revenues                       315,171       265,196        195,934
   Interest Expense                      83,755        38,791         24,238
                                     ------------------------------------------
   Net Revenues                         231,416       226,405        171,696
                                     ------------------------------------------

TOTAL EXPENSES EXCLUDING INTEREST
 Employee Compensation and Benefits      82,785        79,546         60,676
 Data Processing and Equipment Rental    17,736        16,467         13,437
 Brokerage, Exchange
  and Clearance Fees                     12,821        12,793         11,507
 Printing, Postage, Stationery
  and Office Supplies                     6,208         6,686          4,619
 Rent and Other Occupancy                 5,838         5,381          4,614
 Advertising                              5,218         6,226          6,011
 Communication                            3,043         2,826          3,140
 Professional Services                    2,881         2,220          2,098
 Amortization of Intangibles              2,081         2,545          4,398
 Other                                   12,403        11,818          9,000
                                     ------------------------------------------
   Total Expenses Excluding Interest    151,014       146,508        119,500
                                     ------------------------------------------
   Income Before Provision for
    Income Taxes                         80,402        79,897         52,196
 Provision for Income Taxes              38,941        37,406         23,501
                                    -------------------------------------------
   NET INCOME                           $41,461       $42,491        $28,695
                                    ===========================================

   Earnings Per Share                    $3.73         $3.79           $2.63

<F1>
   The accompanying notes are an integral part of these statements.


              The Quick & Reilly Group, Inc. and Subsidiaries
           Consolidated Statement of Changes in Shareholders'Equity
                  (In Thousands, Except Share Amounts)


                                  Common Stock     Paid-in  Retained  Treasury
                    Total       Shares    Amount   Capital   Earnings    Stock
                   -----------------------------------------------------------
SHAREHOLDERS'
 EQUITY-
  FEBRUARY 29,
   1992            $138,422   9,873,868     $988  $33,642     $103,792         -

Cash Dividends
 on Common Stock     (4,588)          -        -        -       (4,588)        -
Purchase of
 Treasury Stock      (1,167)          -        -        -            -   (1,167)
Issuance of
 Common Stock Under
  Stock Option Plan
   and Related
    Tax Benefits        229      10,000        1      228            -         -
Issuance of Common
 Stock Pursuant to
  Stokes, Hoyt & Co.
   Acquistion         7,735     293,069       29    7,706            -         -
Net Income           28,695           -        -        -       28,695         -
                   -------------------------------------------------------------
SHAREHOLDERS'
 EQUITY-FEBRUARY 28,
  1993              169,326  10,176,937    1,018   41,576      127,899   (1,167)
Five Percent
 Common Stock
  Dividends Declared
   in April and
    December 1993         0   1,041,071      104   32,505      (32,609)       -
Common Stock Issued
 Pursuant to Stokes,
  Hoyt & Co.
   Acquisition            0      19,467        2       (2)           -        -
Cash Dividends on
 Common Stock        (6,196)          -        -        -       (6,196)       -
Purchase of
 Treasury Stock      (1,785)          -        -        -            -   (1,785)
Sale of Treasury
 Stock Under Stock
  Option Plan and
   Related Tax
    Benefits          1,122           -        -       100          -     1,022
Net Income           42,491           -        -         -     42,491         -
                   ------------------------------------------------------------

SHAREHOLDERS'
 EQUITY-
  FEBRUARY 28,
   1994             204,958  11,237,475    1,124    74,179    131,585   ($1,930)
Cash Dividends
 on Common Stock    (7,209)           -        -         -     (7,209)        -
Purchase of
 Treasury Stock     (2,342)           -        -         -          -    (2,342)
Net Income          41,461            -        -         -     41,461         -
                   -----------------------------------------------------------
SHAREHOLDERS'
 EQUITY-
  FEBRUARY 28,
   1995           $236,868   11,237,475   $1,124   $74,179   $165,837   ($4,272)

                  =============================================================
<F1>

The accompanying notes are an integral part of these statements.

                              The Quick & Reilly Group, Inc.and Subsidiaries
                                        Consolidated Statements of Cash Flow
                                                  (In Thousands)
                                           Fiscal Year Ended February 28,
                               ----------------------------------------------
                                      1995          1994          1993

                               ----------------------------------------------


CASH FLOWS
 FROM OPERATING ACTIVITIES:
  Net Income                      $41,461         $42,491      $28,695
  Adjustments to Reconcile
   Net Income to Net Cash
    Provided By Operating
     Activities:
      Depreciation and
       Amortization                 3,503           3,971        5,435
  Decreases (Increases)
   in Operating Assets:
    Receivable From Brokers,
     Dealers and Clearing
      Organizations                 4,485        (907,325)    (228,900)
    Receivable From Customers     (69,531)       (189,532)     (89,464)
    Securities Owned              (41,630)         (8,952)      (1,749)
    Other Assets                     (980)          2,867          330
  Increases (Decreases) in
   Operating Liabilities:
    Money Borrowed From Banks     (30,206)          9,953       25,500
    Drafts Payable                (12,030)            254       15,493
   Payable to Brokers,
    Dealers and Clearing
     Organizations                 62,413         952,570      235,495
   Payable to Customers            32,991          97,626       30,218
   Securities Sold,
    But Not Yet Purchased           4,859          (3,841)       4,650
   Income Taxes Payable             1,941          (5,287)       1,410
   Accrued Expenses and
    Other Liabilities              13,147          12,983          698
                             ------------------------------------------------
      NET CASH PROVIDED BY
       OPERATING ACTIVITIES        10,423           7,778       27,811
                             -------------------------------------------------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Dividends Paid on
   Common Stock                    (7,209)         (6,196)      (4,588)
  Purchase of Treasury Stock       (2,342)         (1,785)      (1,167)
  Proceeds From Issuance of
   Common Stock Under Stock
    Option Plan                         -               -          229
  Proceeds From Sale of
   Treasury Stock Under
    Stock Option Plan                   -           1,122            -
  Cash Acquired Related to
   Issuance of Common Stock
    for Stokes, Hoyt & Co.
     Acquisition                        -               -        1,754
                              ------------------------------------------------
       NET CASH FLOWS USED IN
        FINANCING ACTIVITIES       (9,551)         (6,859)      (3,772)
                              ------------------------------------------------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Payment for Purchase
   of Exchange Membership               -            (575)        (500)
  Payments for Purchase
   of Furniture, Equipment
    and Leasehold Improvements     (1,833)         (1,251)      (5,123)
  Payments for Acquisitions             -          (3,500)           -
  Payment for Intangible
   Assets Acquired Related to
    Stokes, Hoyt & Co. Acquisition      -               -       (1,500)

                              -----------------------------------------------
      NET CASH USED IN
       INVESTING ACTIVITIES        (1,833)         (5,326)      (7,123)
                             ------------------------------------------------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS           (961)         (4,407)      16,916
                             ------------------------------------------------
CASH AND CASH EQUIVALENTS
 AT THE BEGINNING OF THE YEAR      41,824          46,231       29,315
                             ------------------------------------------------
CASH AND CASH EQUIVALENTS
 AT THE END OF THE YEAR           $40,863         $41,824      $46,231
                             ================================================


SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Cash Paid During the Year for-
  Interest                        $74,602         $38,273      $26,222
  Income Taxes                     29,569          34,181       22,461
 Noncash Financing and
  Investing Activities-
   Issuance of Common Stock
    for Noncash Net Assets and
     Intangible Assets Pursuant
      to Stokes, Hoyt & Co.
       Acquisition                      -               -       5,981
   Five Percent Stock Dividends
    Paid                                -          32,609           -
   Issuance of Common Stock
    Pursuant to Stokes, Hoyt
     & Co. Acquisition                  -               2           -

<F1>

      The accompanying notes are an integral part of these statements.






THE QUICK & REILLY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING
POLICIES

     The consolidated financial statements include the accounts of The Quick & Reilly Group, Inc. (the "Company") and its wholly owned subsidiaries which include Quick & Reilly, Inc., a broker-dealer providing discount brokerage services; U.S. Clearing Corp., a broker-dealer providing securities clearance for Quick & Reilly, Inc. and JJC Specialist Corp., as well as for other correspondent broker-dealers; and JJC Specialist Corp., a broker-dealer that is a specialist on the floor of the New York Stock Exchange, Inc. (the "primary subsidiaries"). All material intercompany transactions have been eliminated.

     Securities transactions are recorded on a settlement date basis, except for proprietary transactions, commission and clearance revenues and the related expenses, which are recorded on a trade date basis.

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

     Certain amounts have been restated for the fiscal years ended February 28, 1994 and 1993, to conform with the February 28, 1995 presentation.

     The number of Common Stock shares outstanding, and related dollar amounts of Common Stock, Paid-in Capital and Retained Earnings, as shown on the Consolidated Statements of Changes in Shareholders'
Equity for the fiscal years ended on the last day of February 1993 and 1992, have not been retroactively restated to reflect the two five percent stock dividends paid during the fiscal year ended February
28, 1994.

NOTE 2- ACQUISTIONS

     During the fiscal year ended February 28, 1994, Quick & Reilly,
Inc. acquired the assets of a broker-dealer for cash. The major portion of the purchase price has been allocated to customer lists, goodwill, and covenants not to compete ("Intangible Assets") which are reflected in Other Assets at $3,002,000 and $3,229,000, net of accumulated amortization of $398,000 and $171,000, at February 28, 1995, and February 28, 1994,
respectively.

     During the fiscal year ended February 28, 1993, JJC Specialist
Corp. acquired through merger the specialist firm of Stokes, Hoyt
& Co., and renamed it JJC Specialist Partners. The Company issued shares of its common stock to the sellers valued as of the closing date of the transaction in December 1992. The major portion of the purchase price has been allocated to goodwill and covenants not to compete. Goodwill and covenants not to compete are reflected in Other Assets in the amounts of $3,389,000 and $417,000, net of accumulated amortization of $2,592,000 and $1,083,000, respectively, at February 28, 1995, and $4,585,000 and $917,000, net of accumulated amortization of $1,390,000 and $583,000, respectively, at February 28, 1994. JJC Specialist Partners was liquidated on March
1, 1994 and its net assets merged into the assets and liablilities of JJC Specialist Corp.

     During the period March 1, 1988, through February 29, 1992, the
Company acquired the retail businesses of several broker-dealers and the operations of two specialist firms. Included in Other Assets at February 28, 1995, and 1994, are amounts of approximately $35,000 and $163,000, net of accumulated amortization of approximately $25,273,000 and $25,144,000, respectively, from such activity.

     The acquisitions were accounted for under the purchase method of accounting and the consolidated financial statements include the results of operations of the businesses acquired from the date of acquisition.

NOTE 3-RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND
CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and
clearing include (in thousands):
                                 February 28,    February 28,
                                     1995            1994
                               --------------------------------
Receivable:
Securities Borrowed               $1,554,300     $1,546,291
Securities Failed to Deliver          12,539         13,262
Clearing Organizations and Other      39,371         51,142
                                --------------------------------
                                  $1,606,210     $1,610,695
                                ================================
Payable:
Securities Loaned                 $1,807,747     $1,716,025
Securities Failed to Receive           6,972         11,241
Clearing Organizations and Other       6,432         31,472
                                 -------------------------------
                                  $1,821,151     $1,758,738
                                 ================================

<F1>
As these amounts are short-term in nature, their carrying amounts are reasonable estimates of fair market value.

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


NOTE 5- MONEY BORROWED FROM BANKS

     Money borrowed from banks includes $7,797,000 and $38,003,000, at February 28, 1995, and 1994,
respectively, which is fully collateralized by securities owned by customers and noncustomers. These loans are payable on demand and generally bear interest at the brokers' call rate. The weighted average borrowings during fiscal 1995 and 1994 were $10,572,000 and $8,540,000, respectively. The weighted average interest rates during fiscal 1995 and 1994 were 5.18% and 3.60%, respectively.

     As these borrowings are short-term in nature and bear market rates of interest, their carrying amounts are reasonable estimates of fair market value.

NOTE 6- COMMITMENTS AND CONTINGENCIES


     The Company and its primary subsidiaries occupy office premises under noncancellable leases expiring at various dates through April 2005. Future minimum aggregate rentals, excluding escalations, under the leases are $3,520,000, $3,460,000, $3,069,000, $2,358,000 and $2,083,000 for
each of the fiscal years ending the last day of February 1996 through 2000, and $5,040,000, thereafter. The leases contain provisions for rent escalations based on increases in costs incurred by the lessor. Rental expense under the leases was $3,780,000, $3,412,000 and $2,902,000, for the fiscal years ended February 28, 1995, 1994 and 1993, respectively.

     Margin requirements of $56,200,000 with a clearing corporation at February 28, 1995, have been satisfied by obtaining letters of credit with face amounts totaling $56,500,000. These letters of credit are secured by customers' margin securities.

     In the ordinary course of their securities business, certain of the Company's primary subsidiaries have been named as defendants in a number of legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the consolidated financial condition of the Company or on its results of operations.

NOTE 7- SECURED DEMAND NOTES

     The notes, which have a face value of $410,000 and are included in Other Assets, have been contributed pursuant to secured demand note collateral agreements and are subordinated to the claims of general creditors of U.S. Clearing Corp.
The loans bear interest at rates of 7% to 8% per annum, and mature on March 31, 1996.
The loans are fully collateralized by
marketable securities of approximately
$600,000, which are available to the Company to utilize in its securities finanacing activities. The loans have automatic renewal options unless written notice is given by either party prior to seven months preceding the stated maturity dates.

     The loans are available to U.S. Clearing
Corp. in computing its net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The notes can be repaid only if, after giving effect to such repayment, U.S. Clearing Corp. meets the SEC's net capital regulations governing the withdrawal of subordinated debt.

NOTE 8- EARNINGS PER SHARE

     Earnings per share have been calculated by dividing net income by the weighted average number of shares outstanding for the fiscal year. Stock options issued pursuant to The Quick & Reilly Stock Option
Plan are common stock equivalents. For the fiscal years ended on the last day of February 1995, 1994 and 1993, earnings per share have not been adjusted for the effect of any outstanding stock options, as the impact is immaterial; however, they have been retroactively adjusted to reflect the two five percent stock dividends declared during the fiscal year ended February 28, 1994. The weighted average shares outstanding was 11,106,129, 11,207,713 and 10,911,146, for the fiscal years ended the last day of February 1995, 1994 and 1993, respectively.

NOTE 9- INTEREST
Interest Income is comprised of the following (in thousands):

                                              Fiscal Year Ended February 28,
                                        -------------------------------------
                                           1995         1994       1993
                                        -------------------------------------
Interest on Customer Margin Balances      $54,273     $35,548    $28,249
Interest on Securities Borrowed            70,212      30,097     16,974
Other Interest Income                       4,503       2,692      2,111
                                        -------------------------------------
                                         $128,988     $68,337    $47,334
                                        =====================================

Interest Expense is comprised of the following (in thousands):
                                              Fiscal Year Ended February 28,
                                         -------------------------------------
                                          1995         1994        1993
                                         -------------------------------------
Interest on Securities Loaned             $73,853     $33,717     $20,578
Interest on Customer Credit Balances        9,158       4,562       3,199
Interest on Bank Loans                        714         398         396
Other Interest Expense                         30         114          65
                                         -------------------------------------
                                          $83,755     $38,791     $24,238
                                         =====================================




NOTE 10- PENSION AND PROFIT SHARING PLANS

     The Company and its primary subsidiaries have adopted defined contribution pension and profit sharing plans covering all full-time employees who have completed one year of service. The pension plans provide for the employer to contribute an amount based on a percentage of compensation as defined in the plan agreements. The profit sharing plans provide for the employer to contribute an amount out of its current profits, as defined in the plan agreements, or accumulated earned surplus as determined by its Board of Directors. Voluntary contributions from the participants may not exceed ten percent of compensation paid to them during the plan year. For the fiscal years ended February 28, 1995, 1994 and 1993, the Company and its primary subsidiaries contributed, in the aggregate $3,365,000, $2,982,000 and $2,633,000, respectively, to the plans. The Company and its primary subsidiaries also have noncontributory 401(k) plans covering all full-time employees.

     The Company and its primary subsidiaries participate in The
Quick & Reilly Group, Inc. Employee Benefit Plan (the "Benefit Plan"). The Benefit Plan, established on September 1, 1992, provides health benefits to eligible employees and their families. The Benefit
Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). For the fiscal years ended February
28, 1995, 1994 and 1993, the Company and its primary subsidiaries contributed, in the aggregate, $2,276,000 and $1,825,000 and $575,000, respectively, to the plan.

NOTE 11 - INCOME TAXES

     The Company and its subsidiaries file a consolidated federal tax return. Each subsidiary is charged or credited with an amount equal to its separate tax liablility or benefit as if it were filing on an individual company basis.
     In 1994, the Company adopted the provisions of the Statement of Financial Accounting Standards, "Accounting fo Income Taxes"
("SFAS No. 109"), which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are expected to be paid or recovered. The implementation of SFAS No. 109 did not have a material impact on the financial condition of the Company or on its results of operations.

     The effective tax rates differ from the federal statutory rate applied to income before taxes for the following reasons:

                                         Fiscal Year Ended February 28,
                                      -----------------------------------
                                          1995        1994        1993
                                      -----------------------------------
Federal Statutory Income Tax Rate          35%         35%         34%
State & Local Taxes, Net of
 Federal Tax Benefits                      14%         14%         10%
Other                                     (-1%)       (-2%)         1%
                                      -----------------------------------
Effective Income Tax Rate                  48%         47%         45%
                                      ===================================

    Income taxes consist of the following (in thousands):

Federal                               $23,681      $24,096    $15,670
State & Local                          15,260      13,310       7,831
                                     ------------------------------------
                                      $38,941     $37,406     $23,501
                                     ===================================

    The deferred income tax provision (benefit) consists of the following (in thousands):

                                        Fiscal Year Ended February 28,
                                     -----------------------------------
                                        1995        1994        1993
                                     -----------------------------------
Valuation of Securities Owned          ($264)      ($150)       $164
Reserves Not Currently Deductible        (46)       (956)        186
                                     ------------------------------------
                                       ($310)    ($1,106)       $350
                                     ====================================



    The following deferred tax assets are reflected in
    Other Assets (in thousands):
                                            February 28,
                                     ------------------------
                                         1995        1994
                                     ------------------------
Deferred Tax Assets
 Valuation of Securities Owned           $383        $116
 Reserves not Currently Deductible      1,322       1,279
                                     ------------------------
   Total Deferred Assets               $1,705      $1,395
                                     ========================







NOTE 12- CAPITAL REQUIREMENTS

     As registered broker-dealers and member firms of the New York Stock Exchange, Inc. (the"NYSE"), the primary subsidiaries are subject to certain capital rules of both the SEC and the NYSE. These rules require registrants to maintain minimum levels of net capital, as defined, and may require a member to reduce its business or prohibit a member from expanding its business and declaring dividends as its net capital approaches specified levels. As of February 28, 1995, and 1994, the primary subsidiaries had net capital, in the aggregate, of $176,176,000 and $138,376,000, respectively, which exceeded aggregate minimum net capital requirements by $145,850,000 and $108,425,000, respectively. While the primary subsidiaries' aggregate equity capital is includible in net capital, $58,978,000 is not available for payment of cash dividends and advances to the Company. As of February
28, 1995, this limitation does not restrict the Company from declaring its regular dividends to its shareholders.

NOTE 13- STOCK OPTION PLAN

     On June 25, 1991, the Company amended the JJC Stock Option Plan to (a) change its name to the Quick & Reilly Stock
Option Plan(the "Plan"); (b) expand the Plan participants to cover directors, officers and employees of the Company and each of its wholly owned subsidiaries, and (c) increase the number of shares of common stock to 1,500,000. Pursuant to the Plan, all options are granted at not less than fair market value on the date of grant and for not more than a five-year time period. All options outstanding on the last day of February
1995, 1994 and 1993 are exercisable. An officer of a subsidiary will be granted on June 23 and December 23, 1995, options to purchase 15,000 shares of the Company's common stock.

STOCK OPTION                                                Market Price
                                     Number of      -------------------------
                                      Shares           Per Share       Total
                                  ---------------   -------------------------
Outstanding at February 29, 1992         117,625         $27.24    $3,204,000
Granted at $20.99 per share*              55,125         $18.25     1,006,000
Granted at $31.05 per share               10,000         $22.38       224,000
Granted at $31.77 per share               10,000         $27.63       276,000
Less:
Exercised at $17.63 per share            (10,000)        $28.50       285,000
                                  ---------------
Outstanding at February 28, 1993         182,750         $24.19     4,420,000

Cancelled at $31.05 per share            (10,000)        $25.75       258,000
Cancelled at $31.77 per share            (10,000)        $25.75       258,000
Granted at $33.38 per share*              55,125         $30.48     1,680,000
Less:
Exercised at $13.79 per share            (35,000)        $27.13       950,000
Exercised at $13.79 per share            (17,500)        $33.00       578,000
                                  ---------------
Outstanding at February 28, 1994         165,375         $28.38     4,693,000
Granted at $27.25 per share*              55,125         $26.13     1,440,000
Granted at $36.50 per share               30,000         $27.63       829,000
                                  ---------------
Outstanding at February 28, 1995         250,500         $35.00    $8,768,000
                                  ===============
Available for Grant at
 February 28, 1995                       503,000
                                  ===============
<F1>
* The quantity of stock options granted as well as the
  related exercise prices have been retroactively  adjusted
  to reflect the two five percent stock dividends declared during the fiscal year ended February 28, 1994.

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

     For transactions in which the primary subsidiaries extend credit to customers and noncustomers, the primary subsidiaries seek to control the risks associated with these activities by requiring the maintenance of margin collateral in compliance with various regulatory and internal guidelines. The primary subsidiaries monitor required margin levels daily and, pursuant to such guidelines, request the deposit of additional collateral or reduce securities positions when necessary. In addition, the primary subsidiaries' correspondent broker-dealers may be required to maintain deposits relating to security clearance activities.

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

NOTE 16 - SUBSEQUENT EVENT


     On March 1, 1995, the Company's Board of Directors approved a three-for-two common stock split. The split becomes effective on June 7, 1995, for shareholders of record as of May 15, 1995. A total of 5,618,738 shares of common stock are anticipated to be issued in connection with the split, including 81,200 shares of common stock held in treasury.

     Retroactive application of the split will have several effects on the financial statements. The number of shares issued will increase to 16,856,213 as of February 28, 1995 and 1994, and 15,265,406 as of February 28, 1993. Net income per share will decrease to $2.49, $2.53, $1.75, $1.48, and $0.76 for the fiscal years ended the last day of February 1995, 1994, 1993, 1992 and 1991, respectively. Book value per share will decrease to $14.26, $12.23, $10.12, $8.48, and $6.87 as of the last day of February 1995, 1994, 1993, 1992 and 1991,
respectively.

The Quick & Reilly Group, Inc. and Subsidiaries
Quarterly Financial Data
(In thousands, except per share amounts)
                                  For the Fiscal Year Ended February 28, 1995
                                                  (Unaudited)
                                  ------------------------------------------
                                                    Quarter
                                  ------------------------------------------
                                   First     Second      Third    Fourth
                                  ------------------------------------------
Revenues                           $75,437    $73,063    $80,003  $86,668
 Interest Expense                   16,030     19,784     22,806   25,135
                                  ------------------------------------------
Net Revenues                        59,407     53,279     57,197   61,533
Total Expenses Excluding
 Interest                           39,479     36,200     37,484   37,851
Income Before Income Taxes          19,928     17,079     19,713   23,682
Net Income                          10,320      8,519     10,141   12,481
Net Income Per Share (1)              0.93       0.77       0.91     1.12



                                   For the Fiscal Year Ended February 28, 1994
                                                    (Unaudited)
                                    -----------------------------------------
                                                      Quarter
                                    -----------------------------------------
                                    First     Second      Third      Fourth
                                    -----------------------------------------
Revenues                           $60,135    $61,329    $68,699     $75,033
 Interest Expense                    7,522      8,153     11,139      11,977
                                   ------------------------------------------
Net Revenues                        52,613     53,176     57,560      63,056
Total Expenses Excluding
 Interest                           34,070     35,341     37,457      39,641
Income Before Income Taxes          18,544     17,836     20,103      23,414
Net Income                          10,224      9,947     10,184      12,136
Net Income Per Share (1)              0.91       0.89       0.90        1.09

<F1>
(1) See Note 8 to Consolidated Financial Statements for the method of calculating earnings per share.