Form 10-K, Exhibit 13
period 1996-02-28
QUICK & REILLY GROUP INC /DE/
filed 1996-05-29
CIK 719544



THE QUICK & REILLY, INC. AND SUBSIDIARIES
                        SELECTED FINANCIAL HIGHLIGHTS




                                 Fiscal Year Ended the Last Day of February
                                   (In Thousands, Except Per Share Amounts)


                         1996      1995        1994        1993     1992

Revenues                 $458,646   $315,171   $265,196   $195,934   $154,019
Net Revenues              324,600    231,416    226,405    171,696    140,238
Income Before Provision
 for Income Taxes         122,215     80,402     79,897     52,196     42,036
Net Income                 69,443     41,461     42,491     28,695     22,684
Earnings Per Share (1)       2.78       1.66       1.68       1.17       0.99
Cash Dividends Per
 Share (1)                   0.35       0.29       0.25       0.19       0.16
Total Assets            3,522,903  2,581,880  2,476,855  1,376,965  1,029,611
Total Liabilities       3,220,269  2,345,012  2,271,897  1,207,639    891,190
Total Shareholders'
 Equity                   302,164    236,868    204,958    169,326    138,422
Book Value Per Share (1)    12.00       9.51       8.16       6.75       5.65

<F1>
(1) All per share data have been restated to reflect the two three-for-two stock splits declared during the fiscal year ended February
          29, 1996, and the two five percent stock dividends declared during the fiscal year ended February 28, 1994.



Description of Business

The Quick & Reilly Group, Inc. (the "Company") is a holding company owning all the capital stock of its primary operating subsidiaries:
Quick & Reilly, Inc., U.S. Clearing Corp. and JJC Specialist Corp. Quick & Reilly, Inc. ("Q&R") was incorporated in New York on March 1, 1974. Q&R became a member organization of the New York Stock Exchange, Inc. ("NYSE") on May 2, 1974, and became the first member organization to offer substantially discounted commission rates to individual investors following the elimination of fixed commission rates by the Securities and Exchange Commission ("SEC") on May 1, 1975.

U.S. Clearing Corp. ("U.S. Clearing") was incorporated in New York on December 22, 1978, and began clearing customer trades in March 1979. In 1992, U.S. Clearing established its institutional sales operation.

JJC Specialist Corp. ("JJC Specialist") was incorporated in New York on September 10, 1982, and conducts specialist operations on the floor of the NYSE. In October 1995, JJC Specialist acquired the specialist operations of MMS&N, LLC ("MMS&N").

Q&R Capital Corp. was incorporated in New York on November 6, 1995 to consolidate the investment functions of the Company and its subsidiaries.

Q&R, U.S. Clearing and JJC Specialist are member organizations of the NYSE and are registered as broker-dealers with the SEC. Q&R and U.S. Clearing are members of the National Association of Securities Dealers. U.S. Clearing is also a member of the American Stock Exchange, Boston Stock Exchange, Pacific Stock Exchange, Philadelphia Stock Exchange, Chicago Stock Exchange and Chicago Board Options Exchange. Q&R, U.S. Clearing and JJC Specialist are members of the Securities Investors Protection Corporation, which provides protection for customer accounts up to $500,000 per customer, with a limitation of $100,000 on claims for cash balances. U.S. Clearing has also arranged for an additional $49.5 million protection per customer on securities through the Aetna Casualty & Surety Co.

Results of Operations

Comparison of 1996 and 1995 Results

Fiscal 1996 Revenues of the Company increased 46% compared with fiscal 1995, while Net Revenues increased 40%. Commissions and Clearance Income increased 42% compared with 1995, due to increased volume in the securities markets and the October 1995 acquisition of the specialist operations of MMS&N by JJC Specialist. Interest Income increased 45%, primarily due to increased customer margin debits and stock borrowing activities. Interest Expense increased 60%, primarily due to stock lending activities. Trading Income increased 62%, primarily due to the acquisition of the specialist operations of MMS&N by JJC Specialist, and increased trading revenue by U.S. Clearing. Other Revenues increased 49%, primarily due to increased fee income.

Total Non-Interest Expenses increased 34% for fiscal 1996 compared with fiscal 1995. Employee Compensation and Benefits increased 28%, primarily due to increases in incentive bonuses and the increase in personnel at JJC Specialist due to the acquisition of MMS&N in October 1995. Data Processing and Equipment Rental increased 41%, primarily due to the increased trading volume, as did Brokerage, Exchange and Clearance Fees increasing by 36%. Printing, Postage, Stationery and Office Supplies increased 32%, due to the increase in trading volume as well as the increase in postal rates. Advertising increased 43%, primarily due to the increased commitments of the Q&R advertising campaigns. Rent and Other Occupancy increased 25%, primarily due to the opening of new branch offices in Q&R and the expansion of JJC Specialist's office and operational space. Communication costs increased 45% primarily due to the establishment of the Easy Trade and Twenty four hour brokerage operations at Q&R and the increased volume. Amortization of Intangible Assets increased 53%, due to the three broker-dealer acquisitions during the fiscal year. Other expenses increased 66%, primarily due to the increased volume and management's commitment to expand the various subsidiaries' businesses.

Comparison of 1995 and 1994 Results

Fiscal 1995 Revenues of the Company increased 19% compared with fiscal 1994, while Net Revenues increased 2%. Commission and Clearance Income decreased 7% compared with 1994, due to decreased volume in the securities markets. Interest Income increased 89%, primarily due to rising interest rates, increased customer margin debits and stock borrowing activities. Interest Expense increased 116%, primarily due to rising interest rates and increased stock lending activities. Trading Income increased 5%, due to a favorable securities market environment in market-making activities. Other Revenues decreased 9%, primarily due to a decrease in fee income in U.S. Clearing.

Total Non-Interest Expenses increased 3% for fiscal 1995 compared with fiscal 1994. Employee Compensation and Benefits increased 4% for fiscal 1995 compared with fiscal 1994, primarily due to increases in incentive bonuses in the clearing and specialist subsidiaries. Data Processing and Equipment Rental increased 8%, primarily due to increased equipment charges related to the Q&R branch network system and additional equipment charges for the subsidiaries' new disaster recovery site. Printing, Postage, Stationery and Office Supplies decreased 7%, due to the decreased trading volume. Rent and Other Occupancy increased 8%, primarily due to the opening of new branch offices and the moving of existing branches in Q&R. Professional Services increased 30%, primarily due to increased consulting, legal and accounting fees. Amortization of Intangible Assets decreased 18%, due to the fully amortized goodwill relating to the Conklin, Cahill & Co. acquisition at the end of February 1994. Other Expenses increased 5%, primarily due to the expansion of the Q&R branch network and the increase in institutional operations at U.S. Clearing.

Liquidity and Capital Resources

Management of the Company believes that funds generated from operations will provide it with sufficient resources to meet all present and reasonably foreseeable future capital needs.

The Company's assets are highly liquid and consist mainly of cash or assets readily convertible into cash. The Company utilizes bank borrowings, securities lending activities, customers' free credit balances and other payables, as well as the Company's equity capital to finance receivables from customers. The secured financings are collateralized primarily by customer securities pledged. Customer receivables are secured by customer securities held as collateral. The Company can demand payment of outstanding balances at any time. Receivables and payables with other broker-dealers represent either current open transactions that usually settle within a few days or securities lending and borrowing activities that are collateralized and normally can be closed out within a few days.

The Company's primary subsidiaries are subject to regulatory net capital requirements which are designed to measure the general financial integrity and liquidity of broker-dealers. Under the SEC's net capital requirements, Q&R, U.S. Clearing and JJC Specialist may not (a) pay or permit the payment or withdrawal of any subordinated debt, if payment would cause net capital to fall below certain specified levels; (b) permit equity capital to be removed if, after giving effect to such payment, withdrawal or removal, either the aggregate indebtedness of Q&R would exceed 10 times its net capital or the net capital of Q&R would fail to equal 1.2 times its minimum required net capital or for U.S. Clearing would be less than 5% of its aggregate debit balances arising from customer transactions or net capital of U.S. Clearing would fail to equal 1.2 times its minimum required net capital; or (c) permit equity withdrawals, unsecured loans or advances, to certain related parties without prior approval of the SEC or its designated examining authority if the withdrawal would cause net capital to fall below certain specified levels. Additionally, JJC Specialist must comply with the net liquid asset requirements of the NYSE. These restrictions have not had, and are not expected to have, any impact on the ability of the Company to meet its obligations. As of the last day of February 1996 and 1995, the Company's principal subsidiaries had aggregate net capital of $196,501,000 and $176,176,000, respectively, which exceeded their aggregate minimum net capital requirements by $139,726,000 and $145,850,000, respectively.

Effects of Inflation

The Company's assets are not significantly affected by inflation because they are primarily monetary and liquid. In addition, large investments in fixed assets are not required because the nature of the Company's business is to provide services. Management believes that the replacement costs of furniture, equipment and leasehold improvements in the Company's principal and branch offices would not materially affect operations. However, the rate of inflation affects the Company's expenses such as employee compensation, rent, communications and other expenses, which may not be readily recoverable in the prices of services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect the Company's financial position and results of operations.

                 The Quick & Reilly Group Inc. and Subsiaries
                 Consolidated Statements of Financial Condition
                     (In thousands, Except Share Amounts)


                                    February 29,              February 28,
                                       1996                        1995
ASSETS
 Cash and Cash Equivalents         $   133,287            $     40,863
 Receivable From Brokers,
  Dealers and Clearing
  Organizations                      1,926,583               1,606,210
  Receivable From Customers-
   Net of Allowance for Doubtful
    Accounts of $6,087 in 1996
    and $4,571 in 1995               1,223,184                 800,884
 Securities Owned- At Market Value
    U.S. Governments                     1,995                   8,382
    Municipals                          93,841                  83,120
    Equities and Other                  59,637                  14,914
 Exchange Memberships- At Cost
   (Market Value $14,692 in 1996
    and $10,362 in 1995)                 3,908                   3,908
 Furniture, Equipment and
  Leasehold Improvements-
   At Cost Less Accumulated
    Depreciation and
    Amortization of $9,462 in 1996
    and $7,155 in 1995                  15,307                   6,340
 Other Assets                           65,161                  17,259
      TOTAL ASSETS                  $3,522,903              $2,581,880


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Money Borrowed from Banks              $1,000                  $7,797
 Drafts Payable                         81,331                  34,522
 Payable to Brokers, Dealers
  and Clearing Organizations         2,340,739               1,821,151
 Payable to Customers                  680,790                 409,560
 Securities Sold, But Not
  Yet Purchased- At Market Value        14,847                  12,918
 Income Taxes Payable                    6,608                   3,643
 Accrued Expenses and
  Other Liabilities                     94,954                  55,241

     TOTAL LIABILITIES              $3,220,269              $2,345,012


Commitments and Contingencies

Put Options Issued on
 Company Stock                             470                       -


Shareholders' Equity
 Preferred Stock, $.01 par value;
  authorized 1,000,000 shares, none
  issued and outstanding                     -                       -
 Common Stock, $.10 par value;
  authorized 60,000,000 shares,
    issued and outstanding
    25,283,860 shares                    2,528                   2,528
 Paid-in Capital                        74,462                  72,775
 Retained Earnings                     226,425                 165,837
                                       303,415                 241,140

Less: Common Stock in Treasury,
 at Cost - 106,145 shares in 1996
 and 365,400 shares in 1995             (1,251)                 (4,272)

      TOTAL SHAREHOLDERS' EQUITY       302,164                 236,868

      TOTAL LIABILITIES AND
       SHAREHOLDERS' EQUITY         $3,522,903              $2,581,880


<F1>
 The accompanying notes are an integarl part of these statements




                 The Quick & Reilly Group, Inc. and Subsidiaries
                       CONSOLIDATED STATEMENTS OF INCOME
                   (In thousands, Except Per Share Amounts)


                                  Fiscal Year Ended the Last Day of February
                                    1996            1995            1994
REVENUES
 Commissions and Clearance
  Income                        $206,562         $145,649         $157,061
 Interest                        187,605          128,988           68,337
 Trading                          52,648           32,584           31,068
 Other                            11,831            7,950            8,730
    Total Revenues               458,646          315,171          265,196
 Interest Expense                134,046           83,755           38,791
    Net Revenues                 324,600          231,416          226,405

NON-INTEREST EXPENSES
 Employee Compensation
  and Benefits                   105,739           82,785           79,546
 Data Processing and
  Equipment Rental                24,947           17,736           16,467
 Brokerage, Exchange
  and Clearance Fees              17,455           12,821           12,793
 Printing, Postage,
  Stationery and
   Office Supplies                 8,203            6,208            6,686
 Advertising                       7,474            5,218            6,226
 Rent and Other Occupancy          7,307            5,838            5,381
 Communication                     4,424            3,043            2,826
 Amortization of Intangibles       3,189            2,081            2,545
 Professional Services             3,040            2,881            2,220
 Other                            20,607           12,403           11,818
   Total Non-Interest Expenses   202,385          151,014          146,508
   Income Before Provisions
    for Income Taxes             122,215           80,402           79,897
 Provision for Income Taxes       52,772           38,941           37,406
   NET INCOME                    $69,443          $41,461          $42,491
   Earnings Per Share            $  2.78          $  1.66          $  1.68

<F1>
The accompanying notes are an integral part of these statements




              The Quick & Reilly Group, Inc. and Subsidiaries
            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    (In thousands, Except Share Amounts)

                                Common Stock     Paid-in    Retained  Treasury
                      Total   Shares    Amount   Capital    Earnings   Stock
SHAREHOLDERS'
 EQUITY-
 FEBRUARY 28,
  1993             $169,326  10,176,937 $1,018   $41,576    $127,899   ($1,167)
Effect of Two,
 Three-For Two
 Stock Splits
 Paid During the
 Fiscal Year Ended
 February 29,1996         0  12,720,714  1,272    (1,272)         -         -


SHAREHOLDERS'
 EQUITY-
  FEBRUARY 28, 1993
   RETROACTIVELY
    RESTATED       $169,326  22,897,651  2,290    40,304    127,899     (1,167)
Five Percent
 Common Stock
  Dividends
   Declared in
   April and
   December 1993          0   2,342,409    234    32,375    (32,609)         -

Reclassification of
 Common Stock
  Issued Pursuant
   to Stokes, Hoyt
    & Co. Acquisition     0      43,800      4        (4)         -          -

Cash Dividends on
 Common Stock        (6,196)          -      -         -     (6,196)         -
Purchase of
 Treasury Stock      (1,785)          -      -         -          -     (1,785)
Sale of Treasury
 Stock Under
  Stock Option Plan
  and Related
   Tax Benefits       1,122           -     -        100          -      1,022
Net Income           42,491           -     -          -     42,491          -

SHAREHOLDERS'
 EQUITY-
 FEBRUARY 28,
  1994              204,958  25,283,860 2,528     72,775    131,585      (1,930)
Cash Dividends on
Common Stock        (7,209)          -     -          -     (7,209)          -
Purchase of
 Treasury Stock     (2,342)          -     -          -          -       (2,342)
Net Income          41,461           -     -          -     41,461            -


SHAREHOLDERS'
 EQUITY-
 FEBRUARY 28,
  1995            $236,868  25,283,860 $2,528    $72,775   $165,837     ($4,272)
Cash Dividends on
 Common Stock       (8,855)          -      -          -     (8,855)          -
Cash Paid in Lieu
 of Shares Issued
  On Account of Two,
   Three-For-Two
    Stock Splits       (11)          -      -        (11)         -           -
Purchase of
 Treasury Stock        (52)          -      -          -          -         (52)
Sale of
 Treasury Stock      5,185           -      -      2,112          -       3,073
Proceeds From
 Put Options Written,
  and Expired           56           -      -         56          -           -
Put Options Issued
 on Company Stock     (470)          -      -       (470)         -           -
Net Income          69,443           -      -          -     69,443           -


SHAREHOLDER'S
 EQUITY -
  February 29,
  1996            $302,164 $25,283,860 $2,528    $74,462   $226,425     ($1,251)

<F1>
The accompanying notes are an integral part of these statements.


                            The Quick & Reilly Group, Inc.,
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (In Thousands)

                                   Fiscal Year Ended the Last Day of February
                                   1996             1995            1994


CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net Income                       $ 69,443       $ 41,461          $  42,491
  Adjustments to Reconcile
    Net Income to Net Cash
    Provided By Operating
    Activities: Depreciation
    and Amortization                  5,668          3,503              3,971
  Decreases (Increases)
   in Operating Assets:
     Receivable From Brokers,
      Dealers and
      Clearing Organizations       (320,373)         4,485          (907,325)
     Receivable From Customers     (422,300)       (69,531)         (189,532)
     Securities Owned               (49,057)       (41,630)           (8,952)
     Other Assets                    (4,614)          (980)            2,867
  Increase (Decrease)
   in Operating Liabilities:
     Money Borrowed From Banks       (6,797)       (30,206)            9,953
     Drafts Payable                  46,809        (12,030)              254
     Payable to Brokers, Dealers
      and Clearing Organizations    519,588         62,413           952,570
     Payable to Customers           271,230         32,991            97,626
     Securities Sold, But Not
      Yet Purchased                   1,929          4,859            (3,841)
     Income Taxes Payable             2,965          1,941            (5,287)
     Accrued Expenses and
      Other Liabilities              39,533         13,147            12,983

       NET CASH PROVIDED BY
        OPERATING ACTIVITIES        154,024         10,423             7,778


CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Cash Dividends Paid on
   Common Stock and Cash Paid
    in Lieu of Shares               (8,866)        (7,209)           (6,196)
  Purchase of Treasury Stock           (52)        (2,342)           (1,785)
  Proceeds From Sale of
   Treasury Stock                    5,185              -             1,122
  Proceeds from Put Options
   Written and Expired                  56              -                 -
       NET CASH USED IN
        FINANCING ACTIVITIES        (3,677)        (9,551)           (6,859)



CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Payment for Purchase of
   Exchange Membership                   -              -              (575)
  Payments for Purchase
   of Furniture, Equipment
   and Leasehold Improvements      (11,398)        (1,833)           (1,251)
  Payments for Acquisitions        (46,525)             -            (3,500)
       NET CASH USED IN
        INVESTING ACTIVITIES       (57,923)        (1,833)           (5,326)
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS               92,424           (961)           (4,407)

CASH AND CASH EQUIVALENTS AT
 THE BEGINNING OF THE YEAR          40,863         41,824            46,231

CASH AND CASH EQUIVALENTS AT THE
 END OF THE YEAR                  $133,287        $40,863           $41,824


SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
  Cash Paid During the Year for-
   Interest                       $132,631        $74,602           $38,273
   Income Taxes                     48,120         29,569            34,181
  Noncash Financing and
   Investing Activities-
    Issuance of Common Stock
     for Noncash Net Assets
     and Intangible Assets          $1,000              -                 -
  Five Percent Stock Dividends
   Paid                                  -              -            32,609
  Issuance of Common Stock
   Pursuant to Stokes,
   Hoyt & Co. Acquisition                -              -                 4

<F1>
The accompanying notes are an integral part of these statements.





NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of The Quick & Reilly Group, Inc. (the "Company") and its wholly owned subsidiaries which include Quick & Reilly, Inc. ("Q&R"), a broker-dealer providing discount brokerage services; U.S. Clearing Corp. ("U.S. Clearing"), a broker-dealer providing securities clearance for Q&R and JJC Specialist Corp. ("JJC Specialist"), as well as for other correspondent broker-dealers; and JJC Specialist, a broker-dealer that is a specialist on the floor of the New York Stock Exchange, Inc. (the "primary subsidiaries"). All material intercompany transactions have been eliminated.

Customer transactions are recorded on a settlement date basis. Proprietary transactions, commission and clearance revenues and related expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are valued at market and the resulting unrealized gains and losses are reflected in the Consolidated Statements of Income.
Intangible assets are being amortized on a straight-line basis over three to fifteen years. Office furniture and equipment are depreciated on a straight-line basis over three to eight years. Leasehold improvements are amortized over the remaining lives of the related leases.

The Company considers short-term, highly liquid investments to be cash equivalents.

Certain amounts have been restated for the fiscal years ended
February 28, 1995 and 1994, to conform with the February 29, 1996 presentation. These include establishing a new financial statement caption for trading income and reclassifying JJC Specialist's floor brokerage income to commission income.

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Management does not believe that actual results will differ materially from these estimates.

During the fiscal year ended February 29, 1996, the Company effected two three-for-two stock splits. All per share amounts for earnings and cash dividends for the fiscal years ended February 28, 1995 and 1994 have been adjusted to give effect to these transactions. In addition, the number of Common Stock shares outstanding, and related dollar amounts of Common Stock and Paid-in Capital as shown on the Consolidated Statements of Financial Condition for the fiscal year ended February 28, 1995 and the Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended February 28, 1994 and 1993 have been retroactively restated to give effect to these transactions. The number of Common Stock shares outstanding, and related dollar amounts of Common Stock, Paid-in Capital and Retained
Earnings, as shown on the Consolidated Statements of Changes in Shareholders' Equity for the fiscal year ended February 28, 1993 have not been retroactively restated to reflect the two five percent stock dividends paid during the fiscal year ended February 28, 1994.



NOTE 2 - ACQUISITIONS

During the fiscal year ended February 29, 1996, Quick & Reilly, Inc. acquired the assets of three retail broker dealers and JJC Specialist Corp. acquired the operations of a specialist firm, for cash or shares of the Company's common stock. The major portion of the purchase prices have been allocated to various intangible assets, including customer lists, goodwill and covenants not to compete, which are reflected in Other Assets in the amount of $45,218,000, net of accumulated amortization of $1,305,000, at February 29, 1996. In connection with these acquisitions, a non-interest bearing note of $22,500,000, due to be paid on October 5, 1996, is included in Accrued
Expenses and Other Liabilities at February 29, 1996.

During the fiscal year ended February 28, 1994, Q&R acquired the assets of a broker-dealer for cash. The major portion of the purchase price has been allocated to customer lists, goodwill, and covenants not to compete ("Intangible Assets") which are reflected in Other Assets at $2,775,000 and $3,002,000 net of accumulated amortization of $625,000 and $398,000 at February 29, 1996, and February 28, 1995, respectively.

During the fiscal year ended February 28, 1993, JJC Specialist acquired through merger the specialist firm of Stokes, Hoyt & Co., and renamed it
JJC Specialist Partners. The Company issued shares of its common stock to the sellers valued as of the closing date of the transaction in December
1992. The major portion of the purchase price has been allocated to goodwill and covenants not to compete. Goodwill and covenants not to compete are reflected in Other Assets in the amounts of $2,193,000 and $0, net of accumulated amortization of $3,788,000 and $1,500,000, respectively, at February 29, 1996, and $3,389,000 and $417,000, net of accumulated amortization of $2,592,000 and $1,083,000, respectively, at February 28, 1995.

The acquisitions were accounted for under the purchase method of accounting and the consolidated financial statements include the results of operations of the businesses acquired from the date of acquisition.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO
BROKERS, DEALERS AND CLEARING ORGANIZATIONS


Amounts receivable from and payable to brokers, dealers and clearing organizations include (in thousands):

                                           February 29,       February 28,
                                               1996               1995
Receivable:
Securities Borrowed                        $1,837,018         $1,554,300
Securities Failed to Deliver                   23,575             12,539
Clearing Organizations and Other               65,990             39,371
                                           $1,926,583         $1,606,210
Payable:
Securities Loaned                          $2,065,112         $1,807,747
Securities Failed to Receive                   10,970              6,972
Clearing Organizations and Other              264,657              6,432
                                           $2,340,739         $1,821,151

<F1>
   As these amounts are short-term in nature, their carrying amount is a reasonable estimate of fair market value.

NOTE 4 - RECEIVABLE FROM AND PAYABLE
TO CUSTOMERS

The amounts shown represent the dollar balances receivable from and payable to customers in connection with securities, cash and margin transactions.
Customer receivables are collateralized by securities, the value of which is not reflected in the consolidated financial statements. As these amounts are short-term in nature, their carrying amounts are reasonable estimates of fair market value.

NOTE 5 - MONEY BORROWED FROM BANKS

Money borrowed from banks in the amount of $1,000,000 and $7,797,000, at February 29, 1996, and February 28, 1995, respectively, is fully collateralized by securities owned by customers and noncustomers. These borrowings are payable on demand and generally bear interest at the brokers' call rate. The weighted average borrowings during fiscal 1996 and 1995 were $8,078,000 and $10,572,000, respectively. The weighted average interest rates during fiscal 1996 and 1995 were 5.86% and 5.18%, respectively.
As these borrowings are short-term in nature and bear market rates of interest, their carrying amounts are reasonable estimates of fair market value.


NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company and its primary subsidiaries occupy office premises under noncancellable leases expiring at various dates through April 2005. Future minimum aggregate rentals, excluding escalations, under the leases are $3,986,000; $3,643,000; $2,915,000; $2,635,000 and $2,506,000 for each of the fiscal years ending the last day of February 1997 through 2001, and $3,949,000 thereafter. The leases contain provisions for rent escalations based on increases in costs incurred by the lessor. Rental expense under the leases was $4,755,000, $3,780,000 and $3,412,000 for the fiscal years ended the last day of February 1996, 1995 and 1994, respectively.
Margin requirements of $62,900,000 with a clearing corporation at February 29, 1996, have been satisfied by obtaining letters of credit with face amounts totaling $68,300,000. These letters of credit are secured by customers' margin securities.

In the ordinary course of their securities business, certain of the Company's primary subsidiaries have been named as defendants in a number of legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the consolidated financial condition of the Company or on its results of operations.

NOTE 7 - SECURED DEMAND NOTES

The notes, which have a face value of $410,000 and are included in Other Assets, have been contributed pursuant to secured demand note collateral agreements and are subordinated to the claims of general creditors of U.S. Clearing. The notes bear interest at rates of 7% to 8% per annum, and mature on March 31, 1997. The loans are fully collateralized by marketable securities of approximately $611,000 that are available to the Company to utilize in its securities financing activities. The loans have automatic renewal options unless written notice is given by either party prior to seven months preceding the stated maturity dates.
 The loans are available to U.S. Clearing in computing its net capital pursuant to Rule 15c3-1 of the SEC. The notes can be repaid only if, after giving effect to such repayment, U.S. Clearing meets the SEC's net capital regulations governing the withdrawal of subordinated debt.

NOTE 8 - EARNINGS PER SHARE

Earnings per share have been calculated by dividing net income by the weighted average number of shares outstanding for the fiscal year. Stock options issued pursuant to The Quick & Reilly Stock Option Plan are common stock equivalents. For the fiscal years ended on the last day of February 1996, 1995 and 1994, earnings per share have not been adjusted for the effect of any outstanding stock options as the impact is immaterial; however, they have been retroactively adjusted to reflect the two three-for-two stock splits declared during the fiscal year ended February 29, 1996 and the two five percent stock dividends declared during the fiscal year ended February 28, 1994. The weighted average shares outstanding were 24,985,177; 24,988,790 and 25,217,354, for the fiscal years ended the last day of February 1996, 1995 and 1994, respectively.

NOTE 9 - INTEREST

Interest Income is comprised of the following (in thousands):

                                            Fiscal Year Ended February
                                       1996              1995          1994
Interest on Securities Borrowed       $108,680          $70,212      $30,097
Interest on Customer
  Margin Balances                       70,590           54,273       35,548
Other Interest Income                    8,335            4,503        2,692
                                      $187,605         $128,988      $68,337


Interest Expense is comprised of the following (in thousands):

                                            Fiscal Year Ended February
                                       1996         1995         1994
Interest on Securities Loaned       $118,288      $73,853      $33,717
Interest on Customer
  Credit Balances                     14,877        9,158        4,562
Money Borrowed from Banks                849          714          398
Other Interest Expense                    32           30          114
                                    $134,046      $83,755      $38,791

NOTE 10 - PENSION AND PROFIT SHARING PLANS

The Company and its primary subsidiaries have adopted defined contribution pension and profit sharing plans covering all full-time employees who have completed one year of service. The pension plans provide for the employer to contribute an amount based on a percentage of compensation as defined in the plan agreements. The profit sharing plans provide for the employer to contribute an amount out of its current profits, as defined in the plan agreements, or accumulated earned surplus as determined by its Board of Directors. Voluntary contributions from the participants may not exceed ten percent of compensation paid to them during the plan year. For the fiscal years ended the last day of February 1996, 1995 and 1994, the Company and its primary subsidiaries contributed, in the aggregate $3,768,000, $3,365,000 and $2,982,000, respectively, to the plans. The Company and its primary subsidiaries also have noncontributory 401(k) plans covering all full-time employees.

The Company and its primary subsidiaries participate in The Quick & Reilly
Group, Inc. Employee Benefit Plan (the "Benefit Plan"). The Benefit Plan, established on September 1, 1992, provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. For the fiscal years ended the last day of February, 1996, 1995 and 1994, the Company and its primary subsidiaries contributed, in the aggregate, $10,000; $2,276,000 and $1,825,000, respectively, to the Benefit Plan.

NOTE 11 - INCOME TAXES

The Company and its subsidiaries file a consolidated federal tax return. Each subsidiary is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.
In 1994, the Company adopted the provisions of the Statement of Financial
Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are estimated to be paid or recovered. The implementation of SFAS 109 did not have a material impact on the financial condition of the Company or on its results of operations. The effective tax rates differ from the federal statutory rate applied to income before income taxes for the following reasons:


                                          Fiscal Year Ended February
                                   1996               1995           1994
Federal Statutory Income
  Tax Rate                         35%                 35%             35%
State and Local Taxes,
  Net of Federal Tax Benefits      11%                 14%             14%
Other                              (3%)                (1%)            (2%)
Effective Income Tax Rate          43%                 48%              47%


 Income taxes consist of the following (in thousands):

                                           Fiscal Year Ended February
                                   1996            1995          1994

Federal                           $33,159         $23,681       $24,096
State and Local                    19,613          15,260        13,310
                                  $52,772         $38,941       $37,406

 The deferred income tax provision (benefit) consists of the following
 (in thousands):
                                          Fiscal Year Ended February
                                    1996            1995          1994

Valuation of securities owned       $671            $(264)       $(150)
Reserves not currently deductible   (817)             (46)        (956)
                                   $(146)           $(310)     $(1,106)


 The following deferred tax assets are reflected in Other Assets (in thousands):
                                     February 29,              February 28,
                                         1996                      1995
Deferred Tax Assets:
Valuation of securities owned         $        -                $    383
Reserves not currently deductible          2,139                   1,322
Total Deferred Tax Assets                 $2,139                  $1,705

 The following deferred tax liabilities are reflected in Accrued Expenses and Other Liabilities (in thousands):

                                         February 29,            February 28,
                                            1996                     1995
Deferred Tax Liability:
Valuation of securities owned               $288                   $    -
Total Deferred Tax Liability                $288                   $    -

NOTE 12 - CAPITAL REQUIREMENTS

As registered broker-dealers and member firms of the NYSE, the primary subsidiaries are subject to certain capital rules of both the SEC and the NYSE. These rules require registrants to maintain minimum levels of net capital, as defined, and may require a member to reduce its business or prohibit a member from expanding its business and declaring dividends as its net capital approaches specified levels. As of February 29, 1996, and February 28, 1995, the primary subsidiaries had net capital, in the aggregate, of $196,501,000 and $176,176,000, respectively, which exceeded aggregate minimum net capital requirements by $139,726,000 and $145,850,000, respectively. While the primary subsidiaries' aggregate equity capital is includable in net capital, $99,460,000 is not available for payment of cash dividends and advances to the Company. As of February 29, 1996, this limitation does not restrict the Company from declaring its regular dividends to its shareholders.

NOTE 13 - STOCK OPTION PLAN

On June 25, 1991, the Company amended the JJC Stock Option Plan to (a) change its name to The Quick & Reilly Stock Option Plan (the "Plan"), (b) expand the Plan participants to cover directors, officers and employees of the Company and each of its wholly owned subsidiaries and (c) increase the number of shares of common stock to 1,500,000. Pursuant to the Plan, all options are granted at not less than fair market value on the date of grant and for not more than a five-year time period. All options outstanding on the last day of February 1996, 1995 and 1994 are exercisable. The number of shares of common stock authorized under the Plan has been increased to 3,720,937, to reflect the two three-for-two stock splits declared during the year ended February 29, 1996, and the two five percent dividends declared during the year ended February 28, 1994. On March 15, 1996, six officers of the Company were granted options at fair market value to purchase 50,000 shares each of the Company's common stock and a member of the Board of Directors was granted options at fair market value to purchase 25,000 shares of the Company's stock.

 In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued. SFAS 123 encourages companies to adopt a fair value based method of accounting for stock-based compensation plans in place of the intrinsic value based method provided for by Accounting Principles Board Opinion No. 25, Accounting for Stock
Issued to Employees" ("APB 25"). Companies which continue to apply the provisions of APB 25 must make pro forma disclosures in the notes to their financial statements of net income and earnings per share as if the fair value based method of accounting as defined in SFAS 123 had been applied. The Company plans to adopt SFAS 123 in fiscal year ending 1997 on a pro forma disclosure basis.




STOCK OPTION
                                      Number of            Market Price
                                       Shares          Per Share    Total
Outstanding at
  February 28, 1993                   421,705          $10.48   $4,420,000

Cancelled at $12.46 per share         (24,806)         $10.40      258,000
Cancelled at $12.74 per share         (24,806)         $10.40      258,000
Granted at $14.84 per share           124,031          $13.55    1,680,000
Less:
Exercised at $5.53 per share          (82,687)        $ 11.49      950,000
Exercised at $5.53 per share          (41,343)         $13.98      578,000
Outstanding at
  February 28, 1994                   372,094          $12.61   $4,693,000

Granted at $12.11 per share           124,031          $11.61    1,440,000
Granted at $14.64 per share            67,500          $12.28      829,000
Outstanding at
  February 28, 1995                   583,625          $15.56   $8,768,000

Granted at $14.64 per share            33,750          $25.75      869,000
Exercised at $14.64 per share         (33,750)         $23.83      804,000
Exercised at $14.64 per share         (67,500)         $29.84    2,014,000
Exercised at $9.15 per share         (124,031)         $23.62    2,930,000
Outstanding at
  February 29, 1996                   372,094          $26.25   $9,767,000
Available for grant at
  February 29, 1996                 1,327,591

<F1>
 The quantity of stock options granted as well as the related exercise prices have been retroactively adjusted to reflect the two three-for-two stock splits declared during the fiscal year ended February 29, 1996, and the two five percent stock dividends declared during the fiscal year ended
February 28, 1994.

Note 14 - Put Options on Common Stock

During the fiscal year ended February 29, 1996, the Company sold listed put options on 49,000 shares of its common stock. The put options give the holders the right to require the Company to repurchase shares of its common stock at specified prices. Proceeds of $56,000 from the sale of put options were credited to Paid-in Capital. The amount that the Company would be obligated to pay to repurchase shares of its common stock if all outstanding put options at February 29, 1996 were exercised is recorded in a temporary equity account.

Options on 24,500 shares expired unexercised during the fiscal year ended February 29, 1996, as the price of the Company's stock was in excess of the strike price at maturity. Options on 2,500 shares were exercised in January 1996. The remaining options on 22,000 shares expire in March, April and July of 1996 at strike prices ranging from $20.00 to $22.50 per share.

NOTE 15 - SEGMENT REPORTING

The Company, through its primary subsidiaries, operates predominantly in the securities industry. Operations in the securities industry include agency and principal transactions, as well as other securities-related financial services.

NOTE 16 - FINANCIAL INSTRUMENTS WITH
OFF-BALANCE-SHEET RISK AND CONCENTRATIONS
OF CREDIT RISK

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

The primary subsidiaries record clearance of securities transactions on a settlement date basis, which is generally three business days after trade date. They are therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. The Company's primary subsidiaries are also exposed to off-balance-sheet risk of loss should the value of securities sold, but not yet purchased, rise.

The Company's financing and securities lending activities require the Company to pledge securities as collateral for various secured financing sources such as bank loans, securities loaned and letters of credit. In the event the counterparty is unable to meet its contractual obligations, the Company may be exposed to off-balance- sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or by instituting securities buy-in procedures when required.

                The Quick & Reilly Group, Inc. and Subsidiaries
                            QUARTERLY FINANCIAL DATA
                  (In Thousands, Except Per share Amounts)

                                For the Fiscal Year Ended February 29, 1996
                                            (Unaudited)
                                              Quarter
                            First         Second      Third         Fourth
Revenues                   $102,708      $107,746    $113,739      $134,453
 Interest Expense            35,243        31,304      34,652        32,847
Net Revenues                 67,465        76,442      79,087       101,606
Total Non-Interest
 Expenses                    42,490        47,697      50,629        61,569
Income Before Provisions
 for Income Taxes            24,975        28,745      28,458        40,037
Net Income                   13,567        15,347      15,132        25,397
Earnings Per Share(1)      $   0.55       $  .061     $  0.61       $  1.01


                                For the Fiscal Year Ended February 28, 1995
                                               (Unaudited)
                                                Quarter
                            First          Second       Third        Fourth
Revenues                $  75,437       $  73,063   $  80,003     $  86,668
Interest Expense           16,030          19,784      22,806        25,135
Net Revenues               59,407          53,279      57,197        61,533
Total Non-Interest
 Expenses                  39,479          36,200      37,484        37,851
Income Before Provisions
 for Income Taxes          19,928          17,079      19,713        23,682
Net Income                 10,320           8,519      10,141        12,481
Earnings Per Share(1)   $    0.41       $    0.34    $   0.41      $   0.50

<F1>

(1) See Note 8 to Consolidated Financial Statements for the method of calculating earnings per share.
