Form 10-K, Exhibit 13
period 1997-02-28
QUICK & REILLY GROUP INC /DE/
filed 1997-05-28
CIK 719544

The Quick & Reilly Group, Inc. and Subsidiaries
                         Selected Financial Highlights

Fiscal Year Ended the Last Day of February
(In Thousands, Except Per Share Amounts)

                             1997      1996        1995       1994        1993
                             ----      ----        ----       ----        ----
Revenues                    $507,032   $443,865   $309,851   $265,196  $195,934
Net Revenues                 379,412    324,600    231,416    226,405   171,696
Income Before Provision for
 Income Taxes                139,176    122,215     80,402     79,897    52,196
Net Income                    82,019     69,443     41,461     42,491    28,695
Earnings Per Share (1)          2.17       1.85       1.11       1.12     0.78
Cash Dividends Per Share (1)    0.28       0.23       0.19       0.17     0.13
Total Assets               4,132,042  3,522,903  2,581,880  2,476,855 1,376,965
Total Liabilities          3,757,490  3,220,269  2,345,012  2,271,897 1,207,639
Total Shareholders' Equity   374,402    302,164    236,868    204,958   169,326
Book Value Per Share (1)        9.90       8.00       6.34       5.44     4.50

<F1>
(1) All per share data have been restated to reflect the three-for-two stock split paid on March 25, 1997.



                The Quick & Reilly Group, Inc. and Subsidiaries
                    Management's Discussion and Analysis of
                 Results of Operations and Financial Condition

Description of Business

The Quick & Reilly Group, Inc. (the "Company") is a holding company owning all the capital stock of its primary subsidiaries: Quick & Reilly, Inc., U.S. Clearing Corp., JJC Specialist Corp. and Nash, Weiss & Co.
     Quick & Reilly, Inc.("Q&R") was incorporated in New York on March 1, 1974, and became the first New York Stock Exchange, Inc. ("NYSE") member organization to offer substantially discounted commission rates to individual investors following the elimination of fixed commission rates by the Securities and Exchange Commission ("SEC") on May 1, 1975.
     U.S. Clearing Corp. ("U.S. Clearing") was incorporated in New York on December 22, 1978, and began clearing customer trades in March 1979. In 1992, U.S. Clearing established its institutional sales operation. On January 23, 1996, U.S. Clearing formed a subsidiary, Quick & Reilly Limited, to arrange transactions in U.S. Securities for institutional investors in the United
Kingdom and Switzerland. Quick & Reilly Limited became a member of the Securities and Futures Authority of the United Kingdom on July 3, 1996, and maintains offices in London, England and Zurich, Switzerland.
     JJC Specialist Corp. ("JJC Specialist") was incorporated in New York on September 10, 1982, and conducts specialist operations on the floor of the NYSE. In October 1995, JJC Specialist acquired the specialist operations of MMS&N, LLC ("MMS&N").
     In March 1997, the Company acquired Nash, Weiss & Co. ("Nash, Weiss"), an over-the-counter market maker (see note 16 to the Consolidated Financial Statements).
     Q&R, U.S. Clearing and JJC Specialist are member organizations of the NYSE and are registered broker-dealers with the SEC. Nash, Weiss is a registered broker-dealer with the SEC. Q&R, U.S. Clearing and Nash, Weiss are members of the National Association of Securities Dealers. U.S. Clearing is also a member of the American Stock Exchange, Boston Stock Exchange, Pacific Stock Exchange, Philadelphia Stock Exchange, Chicago Stock Exchange and Chicago Board Options Exchange. Q&R, U.S. Clearing, JJC Specialist and Nash, Weiss are members of the Securities Investors Protection Corporation, which provides protection for customer accounts up to $500,000 per customer, with a limitation of $100,000 on claims for cash balances. U.S. Clearing has also arranged for an additional $49.5 million protection per customer on securities through Aetna Casualty & Surety Co.

Results of Operations

Comparison of 1997 and 1996 Results

Fiscal 1997 Revenues of the Company increased 14% compared with fiscal 1996, while Net Revenues increased 17%. Commissions and Clearance Income increased 19% compared with 1996, due to increased trading volume in the securities markets and increased floor brokerage income in JJC Specialist primarily due to the inclusion of a full year's operating results for MMS&N in the current fiscal year. Interest Income increased 8% primarily due to increased customer margin debits and stock borrowing activities as well as an increase in interest rates. Interest Expense increased 7% primarily due to stock lending activities and an increase in interest rates. Trading income increased 13% primarily due to the inclusion of a full year's operating results for MMS&N in the current fiscal year. Other Revenues increased 20% primarily due to increased fee income.
     Total Non-Interest Expenses increased 19% for fiscal 1997 compared with fiscal 1996. Employee Compensation and Benefits increased 20% due to increases in incentive bonuses and the increase in personnel at JJC Specialist due to the inclusion of a full year's operating results for MMS&N in the current fiscal year. Data Processing and Equipment Rental increased 34% primarily due to the increased trading volume as well as the development of new accounting and data base systems. Brokerage, Exchange and Clearance Fees increased 4% due to the increased trading volume. Printing, Postage, Stationery and Office Supplies decreased 10% due to improved and more efficient purchasing procedures. Rent and Other Occupancy increased 24% primarily due to the expansion of Q&R, U.S. Clearing and JJC Specialist office and operational space in New York City. Professional Services increased 72% primarily due to increased consulting fees for the new accounting systems being implemented for the various subsidiaries, as well as for Q&R's upgrade of its marketing data base and implementation of its Internet trading system. Communication costs increased 12% primarily due to the increased volume and the increase in trading activity at the Easy Trade and twenty four hour brokerage operations at Q&R. Amortization of Intangible Assets increased 43% primarily due to the JJC Specialist acquisition of MMS&N in October 1995. Other expenses increased 11% primarily due to the increased volume.

Comparison of 1996 and 1995 Results

Fiscal 1996 Revenues of the Company increased 43% compared with fiscal 1995, while Net Revenues increased 40%. Commissions and Clearance Income increased 42% compared with 1995, due to increased volume in the securities markets and the October 1995 acquisition of the specialist operations of MMS&N by JJC Specialist. Interest Income increased 40% primarily due to increased customer margin debits and stock borrowing activities. Interest Expense increased 52%, primarily due to stock lending activities. Trading Income increased 62% primarily due to the acquisition of the specialist operations of MMS&N by JJC Specialist and increased trading revenue by U.S. Clearing. Other Revenues increased 49%, primarily due to increased fee income.


     Total Non-Interest Expenses increased 34% for fiscal 1996 compared with fiscal 1995. Employee Compensation and Benefits increased 28%, primarily due to increases in incentive bonuses and the increase in personnel at JJC Specialist due to the acquisition of MMS&N in October 1995. Data Processing and Equipment Rental increased 41%, primarily due to the increased trading volume, as did Brokerage, Exchange, and Clearance Fees, increasing by 36%. Printing, Postage, Stationery and Office Supplies increased by 26%, due to the increase in trading volume as well as the increase in postage rates. Advertising increased 60%, primarily due to the increased commitments of the Q&R advertising campaigns. Rent and Other Occupancy increased 25%, primarily due to the opening of new Q&R branch offices and the expansion of JJC Specialist's office and operational space. Communication costs increased 45% primarily due to the establishment of the Easy Trade and twenty four hour brokerage operations at Q&R and the increased volume. Amortization of Intangible Assets increased 53%, due to the three broker-dealer acquisitions during the fiscal year. Other expenses increased 62%, primarily due to the increased volume and management's commitment to expand the various subsidiaries' businesses.

Liquidity and Capital Resources

Management of the Company believes that funds generated from operations will provide it with sufficient resources to meet all present and reasonably foreseeable future capital needs.
     The Company's assets are highly liquid and consist mainly of cash or assets readily convertible into cash. The Company utilizes bank borrowings, securities lending activities, customers' free credit balances and other payables, as well as the Company's equity capital to finance receivables from customers. The secured financings are collateralized primarily by customer securities pledged. Customer receivables are secured by customer securities held as collateral. Receivables and payables with other broker-dealers represent either current open transactions that usually settle within a few days or securities lending and borrowing activities that are collateralized and normally can be closed out within a few days.
     The Company's primary subsidiaries are subject to regulatory net capital requirements which are designed to measure the general financial integrity and liquidity of broker-dealers. Under the SEC's net capital requirements, Q&R, U.S. Clearing and JJC Specialist may not (a)pay or permit the payment or withdrawal of any subordinated debt, if payment would cause net capital to fall below certain specified levels; (b) permit equity capital to be removed if, after giving effect to such payment, withdrawal or removal, either the aggregate indebtedness of Q&R would exceed 10 times its net capital or the net capital of Q&R would fail to equal 1.2 times its minimum required net capital or for U.S. Clearing would be less than 5% of its aggregate debit balances arising from customer transactions or net capital of U.S. Clearing would fail to equal 1.2 times its minimum required net capital; or (c) permit equity withdrawals, unsecured loans or advances, to certain related parties without prior approval of the SEC or its designated examining authority if the withdrawal would cause net capital to fall below certain specified levels. Additionally, JJC Specialist must comply with the net liquid asset requirements of the NYSE. These restrictions have not had, and are not expected to have, any impact on the ability of the Company to meet its obligations. As of the last day of February, 1997 and 1996, the Company's principal subsidiaries had aggregate net capital of $238,966,000 and $196,501,000, respectively, which exceeded their aggregate minimum net capital requirements by $179,139,000 and $139,726,000, respectively.

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





                The Quick & Reilly Group, Inc. and Subsidiaries
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                      (In Thousands, Except Share Amounts)

                                                 FEBRUARY 28,     February 29,
                                                    1997              1996
                                                 ---------         ---------
ASSETS
 Cash and Cash Equivalents                      $   89,389       $   133,287
 Receivable from Brokers, Dealers
  and Clearing Organization                      2,618,325         1,926,583
 Receivable from Customers-
  Net of Allowance for Doubtful Accounts of
   $5,785 in 1997 and $6,087 in 1996             1,181,677         1,223,184
 Securities Owned- At Market Value
   U.S. Governments                                 20,722            10,989
   Municipals                                      103,057            93,841
   Equities and Other                               36,934            50,643
 Exchange Memberships- At Cost
  (Market Value $16,732 in 1997
   and $14,692 in 1996)                              5,033             3,908
 Furniture, Equipment and Leasehold
  Improvements- At Cost Less
  Accumulated Depreciation and Amortization
  of $13,042 in 1997 and $9,462 in 1996             17,047            15,307
 Other Assets                                       59,858            65,161
                                                 -----------      ----------
     TOTAL ASSETS                               $4,132,042        $3,522,903
                                                 ===========      ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Money Borrowed from Banks                      $   8,600          $   1,000
 Drafts Payable                                    50,342             81,331
 Payable to Brokers, Dealers
  and Clearing Organizations                    3,079,657          2,340,739
 Payable to Customers                             507,884            680,790
 Securities Sold, But Not Yet
  Purchased- At Market Value                       22,378             14,847
 Income Taxes Payable                               2,552              6,608
 Accrued Expenses and Other Liabilities            86,077             94,954
                                                 ---------           --------
     TOTAL LIABILITIES                          3,757,490          3,220,269
                                                 ---------           --------

Commitments and Contingencies

Put Options Issued on Company Stock                   150               470

Shareholders' Equity:
 Preferred Stock, $.01 par value;
  authorized 1,000,000 shares,
  none issued and outstanding                           -                 -
 Common Stock, $.10 par value;
  authorized 60,000,000 shares,
  issued and outstanding 37,925,555 shares          3,792             3,792
 Paid-in Capital                                   73,825            73,198
 Retained Earnings                                297,863           226,425
                                                ---------          --------
                                                  375,480           303,415
 Less: Common Stock in Treasury,
  at Cost - 100,057 shares in 1997 and
  159,217 shares in 1996                           (1,078)           (1,251)
                                                ---------            --------
    TOTAL SHAREHOLDERS' EQUITY                    374,402           302,164
                                                ---------            --------
    TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                                    $4,132,042        $3,522,903
                                               ==========          ==========

<F1>
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.







                The Quick & Reilly Group, Inc. and Subsidiaries
                       CONSOLIDATED STATEMENTS OF INCOME
                    (In Thousands, Except Per Share Amounts)

                                  Fiscal Year Ended the Last Day of February
                                         1997        1996       1995
                                       --------    --------   --------
REVENUES
 Commissions and Clearance Income      $246,708    $206,562   $145,649
 Interest                               186,639     172,824    123,668
 Trading                                 59,526      52,648     32,584
 Other                                   14,159      11,831      7,950
                                       --------    --------   --------
  Total Revenues                        507,032     443,865    309,851
 Interest Expense                       127,620     119,265     78,435
                                       --------    --------   --------
  Net Revenues                          379,412     324,600    231,416
                                       --------    --------   --------

NON-INTEREST EXPENSES
 Employee Compensation and Benefits     127,273     105,739    82,785
 Data Processing and Equipment Rental    33,387      24,947    17,736
 Brokerage, Exchange and Clearance Fees  18,140      17,455    12,821
 Rent and Other Occupancy                 9,042       7,307     5,838
 Advertising                              8,360       8,342     5,218
 Printing, Postage, Stationery
  and Office Supplies                     7,012       7,827     6,208
 Professional Services                    5,234       3,040     2,881
 Communication                            4,935       4,424     3,043
 Amortization of Intangibles              4,557       3,189     2,081
 Other                                   22,296      20,115    12,403
                                       --------    --------  --------
  Total Non-Interest Expenses           240,236     202,385   151,014
                                       --------    --------  --------
  Income Before Provision for
   Income Taxes                         139,176     122,215    80,402
 Provision for Income Taxes              57,157      52,772    38,941
                                       --------    --------  --------
  NET INCOME                           $ 82,019    $ 69,443  $ 41,461
                                       ========    ========  ========
  Earnings Per Share                   $   2.17    $   1.85  $   1.11

<F1>
The accompanying notes are an integral part of these statements.



                The Quick & Reilly Group, Inc. and Subsidiaries
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (In Thousands, Except Share Amounts)

                                Common Stock    Paid-in   Retained   Treasury
                      Total    Shares    Amount Capital   Earnings    Stock
                    ------   ----------  ------  -------  ---------  -------
SHAREHOLDERS'
 EQUITY -
 FEBRUARY 28, 1994  $204,958 25,283,860 $2,528  $72,775   $131,585  $(1,930)
Effect of Three-
 for-Two Stock
  Split Paid on
  March 25, 1997          -  12,641,695  1,264   (1,264)         -         -
                   --------  ----------  ------  -------  ---------  -------

SHAREHOLDERS'
 EQUITY -
 FEBRUARY 28,
  1994
 RETROACTIVELY
  RESTATED          204,958  37,925,555  3,792   71,511     131,585   (1,930)
Cash Dividends
 on Common Stock     (7,209)          -      -        -      (7,209)       -
Purchase of
 Treasury Stock      (2,342)          -      -        -           -   (2,342)
Net Income           41,461           -      -        -      41,461        -
                  ---------  ----------  ------  -------   ---------  -------

SHAREHOLDERS'
 EQUITY -
 FEBRUARY 28,
  1995              236,868  37,925,555  3,792   71,511     165,837   (4,272)
Cash Dividends
 on Common Stock     (8,855)          -      -        -      (8,855)       -
Cash Paid in Lieu
 of Shares Issued
 On Account of Two
 Three-For-Two
 Stock Splits          (11)           -       -     (11)          -        -
Purchase of
 Treasury Stock        (52)           -       -       -           -      (52)
Sale of Treasury
 Stock Under Stock
 Option Plan and
 Related Tax
  Benefits           5,185            -       -   2,112           -    3,073
Proceeds From Put
 Options Written
 and Expired            56            -       -      56           -        -
Put Options Issued
 on Company Stock     (470)           -       -    (470)          -        -
Net Income          69,443            -       -       -      69,443        -
                 ---------   ----------  ------  -------  ---------  -------

SHAREHOLDERS'
 EQUITY -
 FEBRUARY 29,
  1996             302,164   37,925,555   3,792  73,198     226,425  (1,251)
Cash Dividends
 on Common Stock   (10,581)           -       -       -     (10,581)      -
Purchase of
 Treasury Stock       (697)           -       -       -           -    (697)
Sale of Treasury
 Stock Under Stock
 Option Plan and
 Related Tax
 Benefits            1,149            -       -     279           -     870
Proceeds From Put
 Options Written
 and Expired            28            -       -      28           -       -
Put Options
 Issued On
 Company Stock        (150)           -       -    (150)          -       -
Put Options Issued
 On Company Stock
 in Previous Year
 and Expired
 This Year             470            -       -     470           -       -
Net Income          82,019            -       -       -      82,019       -
                 ---------   ----------  ------  -------   --------- -------

SHAREHOLDERS'
 EQUITY -
 FEBRUARY 28,
  1997            $374,402   37,925,555  $3,792  $73,825   $297,863  $(1,078)
                ==========   ==========  ======  =======   ========   =======

<F1>
The accompanying notes are an integral part of these statements.






                The Quick & Reilly Group, Inc. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                     Fiscal Year Ended the Last Day of February
                                        1997            1996        1995
                                     --------       --------     --------
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net Income                        $  82,019      $  69,443    $   41,461
 Adjustments to Reconcile Net
  Income to Net Cash Provided
  By (Used in) Operating Activities:
   Depreciation and Amortization        8,297          5,668        3,503
 Decreases (Increases) in Operating
  Assets:
   Receivable From Brokers, Dealers
    and Clearing Organizations       (691,742)      (320,373)       4,485
   Receivable From Customers           41,507       (422,300)     (69,531)
   Securities Owned                    (5,240)       (49,057)     (41,630)
   Other Assets                           714         (4,614)        (980)
 Increases (Decreases) in
  Operating Liabilities:
   Money Borrowed From Banks            7,600         (6,797)     (30,206)
   Drafts Payable                     (30,989)        46,809      (12,030)
   Payable to Brokers, Dealers
    and Clearing Organizations        738,918        519,588       62,413
   Payable to Customers              (172,906)       271,230       32,991
   Securities Sold, But Not
    Yet Purchased                       7,531          1,929        4,859
   Income Taxes Payable                (4,056)         2,965        1,941
   Accrued Expenses and
    Other Liabilities                  (8,877)        39,533       13,147
                                      --------      --------      -------
     NET CASH PROVIDED BY
     (USED IN) OPERATING ACTIVITIES   (27,224)       154,024       10,423
                                      --------      --------      -------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Cash Dividends Paid on
   Common Stock and Cash Paid
   in Lieu of Shares Issue            (10,581)       (8,866)      (7,209)
  Payments for Purchase of
   Treasury Stock                        (697)          (52)      (2,342)
  Proceeds From Sale of
   Treasury Stock                       1,149         5,185            -
  Proceeds From Put Options
   Written and Expired                     28            56            -
                                     --------      --------      -------
     NET CASH USED IN
     FINANCING ACTIVITIES             (10,101)       (3,677)      (9,551)
                                     --------      --------      -------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Payment for Purchase of
   Exchange Membership                (1,125)             -            -
  Payments for Purchase of
   Furniture, Equipment and
   Leasehold Improvements             (5,448)       (11,398)      (1,833)
  Payments for Acquisitions                -        (46,525)           -
                                    --------       --------      -------
     NET CASH USED IN
     INVESTING ACTIVITIES            (6,573)        (57,923)      (1,833)
                                    --------       --------      -------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS          (43,898)         92,424         (961)
                                    --------       --------      -------
CASH AND CASH EQUIVALENTS
 AT THE BEGINNING OF THE YEAR       133,287          40,863       41,824
                                    --------       --------      -------
CASH AND CASH EQUIVALENTS
 AT THE END OF THE YEAR           $  89,389        $133,287     $ 40,863
                                   =========      =========     ========

SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
  Cash Paid During the Year for-
   Interest                        $125,527       $117,850      $69,282
   Income Taxes                      56,733         48,120       29,569
  Noncash Financing and Investing
   Activities
    Issuance of Common Stock for
     Noncash Net Assets and
     Intangible Assets                    -      $    1000           -
<F1>
The accompanying notes are an integral part of these statements.





                The Quick & Reilly Group, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES The consolidated financial statements include the accounts of The Quick & Reilly Group, Inc. (the "Company") and its wholly owned subsidiaries which include Quick & Reilly, Inc., ("Q&R"), a broker-dealer providing discount brokerage services; U.S. Clearing Corp., ("USCC"), a broker-dealer providing securities clearance for Q&R and JJC Specialist Corp. ("JJC Specialist"), as well as for other correspondent broker-dealers; and JJC Specialist, a broker-dealer that is a specialist on the floor of the New York Stock Exchange, Inc. (the "primary subsidiaries"). All material intercompany transactions have been eliminated.
     Customer transactions are recorded on a settlement date basis. Proprietary transactions, commission and clearance revenues and the related expenses are recorded on a trade date basis.
     Securities owned and securities sold, but not yet purchased, are valued at market and the resulting unrealized gains and losses are reflected in the consolidated statements of income.
     Intangible assets are being amortized on a straight-line basis over three to fifteen years. Office furniture and equipment are depreciated on a straight-line basis over three to eight years. Leasehold improvements are amortized over the lives of the related leases.
     The Company considers short-term, highly liquid investments to be cash equivalents.
     Certain amounts have been restated for the fiscal years ended the last day of February 1996 and 1995, to conform with the February 28, 1997, presentation.
     The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated financial statements. Management does not believe that actual results will differ materially from these estimates.
     During the fiscal year ended February 28, 1997, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which was effective for fiscal years beginning after December 15, 1995. The statement encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Companies may, however, continue to measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Companies that continue to apply APB No. 25 are required to include pro forma disclosures of net earnings and net earnings per share as if the fair-value-based method of accounting had been applied. The Company has elected to account for such plans under the provisions of APB No. 25.
     On March 25, 1997, the Company effected a three-for-two stock split. All per share amounts for earnings and cash dividends for the fiscal years ended the last day of February 1997, 1996 and 1995 have been adjusted to give effect to this transaction. In addition, the number of Common Stock shares outstanding, and related dollar amounts of Common Stock and Paid-in Capital as shown on the Consolidated Statements of Financial Condition on the last day of February 1997 and 1996 and the Consolidated Statements of Changes in Shareholders' Equity on the last day of February 1997, 1996 and 1995 have been retroactively restated to give effect to this transaction.

NOTE 2 - ACQUISITIONS

     During the fiscal year ended February 29, 1996, Q&R acquired the assets of three retail broker dealers and JJC Specialist acquired the operations of a specialist firm, for cash and shares of the Company's common stock. The major portion of the purchase prices have been allocated to various intangible assets, including customer lists, goodwill and covenants not to compete, which are reflected in Other Assets at $42,117,000 and $45,218,000, net of accumulated amortization of $4,406,000 and $1,305,000 at February 28, 1997, and February 29, 1996, respectively.
     During the fiscal year ended February 28, 1994, Q&R acquired the assets of a broker-dealer for cash. The major portion of the purchase price has been allocated to customer lists, goodwill, and covenants not to compete ("Intangible Assets") which are reflected in Other Assets at $2,549,000 and $2,775,000 net of accumulated amortization of $851,000 and $625,000 at February 28, 1997, and February 29, 1996, respectively. During the fiscal year ended February 28, 1993, JJC Specialist acquired through merger the specialist firm of Stokes, Hoyt & Co., and renamed it JJC Specialist Partners. The Company issued shares of its common stock to the sellers valued as of the closing date of the transaction in December 1992. The major portion of the purchase price has been allocated to goodwill and covenants not to compete. Goodwill is reflected in Other Assets in the amount of $997,000 and $2,193,000, net of accumulated amortization of $4,984,000 and $3,788,000 at February 28, 1997, and February 29, 1996,
respectively. Covenants not to compete have been fully amortized at both February 28, 1997, and February 29, 1996.
     The acquisitions were accounted for under the purchase method of accounting and the consolidated financial statements include the results of operations of the businesses acquired from the date of acquisition.



NOTE 3 - RECEIVABLE FROM AND PAYABLE TO
BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations include (in thousands):
                                                  February 28,     February 29,
                                                      1997              1996
                                                   ----------        ----------
Receivable:
Securities Borrowed ...........................    $2,536,621        $1,837,018
Securities Failed to Deliver ..................        20,749            23,575
Clearing Organizations and Other ..............        60,955            65,990
                                                    ---------        ----------
                                                   $2,618,325        $1,926,583
                                                   ==========        ==========
Payable:
Securities Loaned .............................    $2,885,738        $2,065,112
Securities Failed to Receive ..................        11,083            10,970
Clearing Organizations and Other ..............       182,836           264,657
 ..............................................    ----------        ----------
                                                   $3,079,657        $2,340,739
                                                   ==========        ==========

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

NOTE 5 - MONEY BORROWED FROM BANKS

Money borrowed from banks in the amount of $8,600,000 and $1,000,000 at February 28, 1997 and February 29, 1996, respectively, is fully collateralized by securities owned by customers and noncustomers. These borrowings are payable on demand and generally bear interest at the brokers' call rate. The average borrowings during fiscal 1997 and 1996 were $5,481,000 and $8,078,000, respectively. The weighted average interest rates during fiscal 1997 and 1996 were 5.82% and 5.86%, respectively. As these borrowings are short-term in nature and bear market rates of interest, their carrying amounts are reasonable estimates of fair market value.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company and its primary subsidiaries occupy office premises under noncancellable leases expiring at various dates through January 31, 2008. Future minimum aggregate rentals, excluding escalations, under the leases are $4,947,000; $4,323,000; $4,080,000; $3,939,000 and $3,585,000 for each of the fiscal years ending the last day of February 1998 through 2002, and $4,531,000 thereafter. The leases contain provisions for rent escalations based on increases in costs incurred by the lessor. Rental expense under the leases was $5,448,000, $4,755,000 and $3,780,000 for the fiscal years ended the last day of February 1997, 1996 and 1995, respectively.
     Margin requirements of approximately $85,052,000 with a clearing corporation at February 28, 1997, have been satisfied by obtaining letters of credit with face amounts totaling $83,000,000 and other deposits. The letters of credit are secured by customers' margin securities.
     In the ordinary course of their securities business, certain of the Company's primary subsidiaries have been named as defendants in a number of legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the consolidated financial condition of the Company or on its results of operations.

NOTE 7 - EARNINGS PER SHARE

Earnings per share have been calculated by dividing net income by the weighted average number of shares outstanding for the fiscal year. Stock options issued pursuant to The Quick & Reilly Group, Inc. Stock Option Plan are common stock equivalents. For the fiscal years ended on the last day of February 1997, 1996 and 1995, earnings per share have not been adjusted for the effect of any outstanding stock options as the impact is immaterial; however, they have been retroactively adjusted to reflect the three-for-two stock split declared and paid in March, 1997. The weighted average shares outstanding were 37,764,962; 37,477,765 and 37,483,185 for the fiscal years ended the last day of February 1997, 1996 and 1995, respectively.

 NOTE 8 -  INTEREST

Interest Income is comprised of the following (in thousands):

                                                   Fiscal Year Ended February
                                                   1997       1996        1995
                                                 --------   --------   --------
Interest on Securities Borrowed ...............  $ 94,895   $ 93,899   $ 64,892
Interest on Customer
 Margin Balances ..............................    81,220     70,590     54,273
Other Interest Income .........................    10,524      8,335      4,503
                                                 --------   --------   --------
                                                 $186,639   $172,824   $123,668
                                                 ========   ========   ========

Interest Expense is comprised of the following (in thousands):

                                                    Fiscal Year Ended February
                                                     1997      1996       1995
                                                  --------   --------   -------
Interest on Securities Loaned .................   $110,446   $103,507   $68,533
Interest on Customer
 Credit Balances ..............................     16,176     14,877     9,158
Money Borrowed From Banks .....................        969        849       714
Other Interest Expense ........................         29         32        30
                                                  --------   --------   -------
                                                  $127,620   $119,265   $78,435
                                                  ========   ========   =======




NOTE 9 - PENSION AND PROFIT SHARING PLANS

The Company and its primary subsidiaries have adopted defined contribution pension and profit sharing plans covering all full-time employees who have completed one year of service. The pension plans provide for the employer to contribute an amount based on a percentage of compensation as defined in the plan agreements. The profit sharing plans provide for the employer to contribute an amount out of its current profits, as defined in the plan agreements, or accumulated earned surplus as determined by its Board of Directors. Voluntary contributions from the participants may not exceed ten percent of compensation paid to them during the plan year. For the fiscal years ended the last day of February 1997, 1996 and 1995, the Company and its primary subsidiaries contributed, in the aggregate $4,049,000, $3,768,000 and $3,365,000, respectively, to the plans. The Company and its primary subsidiaries also have noncontributory 401(k) plans covering all full-time employees.

     The Company and its primary subsidiaries participate in The Quick & Reilly Group, Inc. Employee Benefit Plan (the "Benefit Plan"). The Benefit Plan, established on September 1, 1992, provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. For the fiscal years ended the last day of February, 1997, 1996 and 1995, the Company and its primary subsidiaries contributed, in the aggregate, $809,000, $10,000 and $2,276,000, respectively, to the Benefit Plan.

NOTE 10 - INCOME TAXES

The Company and its subsidiaries file a consolidated federal tax return. Each subsidiary is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

     The effective tax rates differ from the federal statutory rate applied to income before income taxes as follows:

                                                     Fiscal Year Ended February
                                                     --------------------------
                                                       1997     1996     1995
                                                        ---      ---      ---
Federal Statutory Income
 Tax Rate ....................................          35%      35%     35%
State and Local Taxes,
 Net of Federal Tax Benefits .................          10%      11%      14%
Other ........................................          (4%)     (3%)     (1%)
                                                        ---      ---      ---
Effective Income Tax Rate ....................          41%      43%      48%
                                                        ==       ==       ==

Income taxes consist of the following (in thousands):
                                                      Fiscal Year Ended February
                                                      --------------------------
                                                        1997     1996     1995
                                                      -------  -------  -------
Federal ......................................        $36,101  $33,159  $23,681
State and Local ..............................         21,056   19,613   15,260
                                                      -------  -------  -------
                                                      $57,157  $52,772  $38,941
                                                      =======  =======  =======

The deferred income tax provision (benefit) consists of the following (in thousands):
                                                   Fiscal Year Ended February
                                                     1997     1996     1995
                                                    ------    -----    -----
Valuation of securities owned ................     $  (177)   $ 671    $(264)
Reserves not currently
 deductible ..................................      (2,330)    (817)     (46)
                                                    ------    -----    -----
                                                   $(2,507)   $(146)   $(310)
                                                   =======    =====    =====

The following deferred tax assets are reflected in Other Assets (in thousands):

                                                 February 28,      February 29,
                                                     1997             1996
                                                  --------          --------
Deferred Tax Assets:
Valuation of securities owned ...............       $   56            $    0
Reserves not currently deductible ...........        4,469             2,139
                                                   --------         --------
                                                    $4,525            $2,139
                                                   ========         ========

The following deferred tax liabilities are reflected in Accrued Expenses and Other Liabilities (in thousands):

                                                  February 28,      February 29,
                                                     1997               1996
                                                   --------           --------
Deferred Tax Liability:
Valuation of securities owned ...............        $167               $288
                                                   ========           ========
NOTE 11 - CAPITAL REQUIREMENTS


As registered broker-dealers and member firms of the NYSE, the primary subsidiaries are subject to certain capital rules of both the SEC and the NYSE. These rules require registrants to maintain minimum levels of net capital, as defined, and may require a member to reduce its business or prohibit a member from expanding its business and declaring dividends as its net capital approaches specified minimum levels. As of February 28, 1997, and February 29, 1996, the primary subsidiaries had net capital, in the aggregate of $238,966,000 and $196,501,000, respectively, which exceeded aggregate minimum net capital requirements by $179,139,000 and $139,726,000, respectively. While the primary subsidiaries' aggregate equity capital is includable in net capital, $80,376,000 is not available for payment of cash dividends and advances to the Company. As of February 28, 1997, this limitation does not restrict the Company from declaring its regular dividends to its shareholders.


NOTE 12 - STOCK OPTION PLAN

On May 7, 1996, the Company amended The Quick & Reilly Group, Inc. Stock Option Plan ("the Plan"), to (a) increase to number of shares of common stock to 4,720,937 (b) provide that options may be granted for up to ten years and may be subjected to certain vesting requirements determined by the Board of Directors and (c) limit the number of shares to 100,000 which may be granted in any fiscal year to any one optionee. Pursuant to the Plan, all options are granted at not less than fair market value on the date of grant and for a term determined from time to time by the Board, but in no event shall an option be granted for a term of more than ten years, subject to earlier termination. All options outstanding on the last day of February 1997, 1996 and 1995 are exercisable. The number of shares of common stock authorized under the Plan has been increased to 7,081,405, to reflect the three-for-two stock split paid in March, 1997, which has been retroactively applied. On March 15, 1997, six officers of the Company were granted options at fair market value to purchase 75,000 shares each of the Company's common stock.

     The following summarizes shares outstanding under the Plan at February 28, 1997, February 29, 1996 and February 28, 1995, and changes during the fiscal years ended on these dates:

STOCK OPTION                                                  Market Price
                                                           --------------------
                                            Number of
                                             Shares        Per Share    Total
                                            -----------------------------------
Outstanding at
 February 28, 1994 .....................     558,141        $ 8.41  $ 4,693,000

Granted at $8.07 per share .............     186,047        $ 7.74    1,440,000
Granted at $10.81 per share ............     101,250        $ 8.19      829,000
                                           ---------
Outstanding at
 February 28, 1995 .....................     845,438        $10.37  $ 8,768,000

Granted at $10.81 per share ............      50,625        $17.17      869,000
Exercised at $10.81 per share ..........     (50,625)       $15.88      804,000
Exercised at $10.81 per share ..........    (101,250)       $19.89    2,014,000
Exercised at $6.10 per share ...........    (186,047)       $15.75    2,930,000
                                           ---------
Outstanding at
 February 29, 1996 .....................     558,141        $17.50  $ 9,767,000

Granted at $16.25 per share ............     487,500        $16.25    7,922,000
Granted at $19.75 per share ............     127,500        $19.75    2,518,000
Exercised at $6.22 per share ...........     (36,046)       $24.83      895,000
Exercised at $6.22 per share ...........     (18,750)       $26.33      494,000
Exercised at $6.22 per share ...........     (15,000)       $25.42      381,000
Exercised at $6.22 per share ...........     (18,750)       $24.50      459,000
                                           ---------
Outstanding at
 February 28, 1997 .....................   1,084,595        $23.33  $25,304,000
                                           =========
Available for grant at
 February 28, 1997 .....................   2,876,387
                                           =========

     The quantity of stock options granted as well as the related exercise prices have been retroactively adjusted to reflect the three-for-two stock split paid on March 25, 1997.

     The per share weighted average fair value of stock options granted during the fiscal years ended February 28, 1997, and February 29, 1996, was $5.86 and $3.44, respectively. The fair value of stock options was determined by using the Black Scholes option-pricing model which values options based on the stock price at the date of grant, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk free interest rate over the expected life of the option. The following assumptions were used in the pricing model: risk free interest rate of 6.2%; expected dividend yield of 1.9%; expected option life of five and ten years and expected volatility of 30.68%.

     The Company applies APB No. 25 in accounting for its stock option plan and, accordingly, no compensation cost has been recognized in the Company's consolidated financial statements for stock options granted under the Plan. If, under SFAS 123, the Company determined compensation cost based on the fair value at the grant date for its stock options, net earnings and earnings per share would have been reduced to the pro forma amount indicated below:

                                                      Fiscal Year Ended February
                                                      --------------------------
(In thousands, except per share amounts)                    1997       1996
                                                          -------     -------
Net earnings
 As reported .......................................      $82,019     $69,443
 Pro forma .........................................      $79,893     $69,344
Primary earnings per share
 As reported .......................................      $  2.17     $  1.85
 Pro forma .........................................      $  2.08     $  1.85

     Under SFAS 123, stock options granted prior to fiscal year 1996 are not required to be included as compensation in determining pro forma net earnings.

NOTE 13 - PUT OPTIONS ON COMMON STOCK

     At February 29, 1996, the Company had outstanding listed put options on 33,000 shares of its common stock. During the fiscal year ended February 28, 1997, the Company sold listed put options on an additional 52,500 shares of its common stock. The put options give the holders the right to require the Company to repurchase shares of its common stock at specified prices. Proceeds of $27,500 from the sale of put options were credited to Paid-in Capital. The amount that the Company would be obligated to pay to repurchase shares of it common stock if all outstanding put options at February 28, 1997, were exercised is recorded in a temporary equity account.

     Options on 70,500 shares expired unexercised during the fiscal year ended February 28, 1997, as the price of the Company's stock was in excess of the strike price at maturity. Options on 7,500 shares were exercised in August 1996. The remaining options on 7,500 shares expired in April of 1997 at a strike price of $20.00 per share. The quantity of shares of common stock related to listed put options has been retroactively adjusted to reflect the three-for-two stock split paid on March 25, 1997.


NOTE 14 - SEGMENT REPORTING

The Company, through its primary subsidiaries, operates predominately in the securities industry. Operations in the securities industry include agency and principal transactions, as well as other securities-related financial services.

NOTE 15 - FINANCIAL INSTRUMENTS WITH
OFF-BALANCE-SHEET RISK AND CONCENTRATIONS
OF CREDIT RISK

In the normal course of business, the primary subsidiaries' securities activities involve execution, settlement and financing of various securities transactions for a nationwide customer and noncustomer client base, as well as specialist trading activities with counterparties. These activities may expose the primary subsidiaries to risk in the event customers, other broker-dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.
     The primary subsidiaries conduct business with broker-dealers, clearing organizations and depositories. Banking activities are conducted mainly with commercial banks throughout the country primarily to support customer securities activities.
     For transactions in which the primary subsidiaries extend credit to customers and noncustomers, the primary subsidiaries seek to control the risks associated with these activities by requiring the maintenance of margin collateral in compliance with various regulatory and internal guidelines. The primary subsidiaries monitor required margin levels daily and, pursuant to such guidelines, request the deposit of additional collateral or reduce securities positions when necessary. In addition, the primary subsidiaries' correspondent broker-dealers may be required to maintain deposits relating to security clearance activities.
     The primary subsidiaries record clearance of securities transactions on a settlement date basis, which is generally three business days after trade date. They are therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. The Company's primary subsidiaries are also exposed to off-balance-sheet risk of loss should the value of securities sold, but not yet purchased, rise.
     The Company's primary subsidiaries' financing and securities lending activities require them to pledge securities as collateral for various secured financing sources such as bank loans, securities loaned and letters of credit. In the event the counterparty is unable to meet its contractual obligations, the primary subsidiaries may be exposed to off-balance-sheet risk of acquiring securities at prevailing market prices. They monitor the credit standing of counterparties with whom they conduct business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or by instituting securities buy-in procedures when required.

NOTE 16 - SUBSEQUENT EVENT

On March 7, 1997, Nash, Weiss & Co. ("Nash, Weiss"), a registered broker-dealer engaged solely in the business of providing market making services in securities traded in the over-the-counter market, was acquired by the Company. Nash, Weiss has retained its name. The acquisition has been accounted for using the purchase method and is considered to be a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code. Each of the 100 shares of Nash, Weiss issued and outstanding immediately prior to the acquisition was exchanged for 4,923 shares of the Company at a price of 32 1/2, which approximated the market price on the date of closing. Goodwill was created in the amount of $16,000,000 and will be amortized over a period of ten years. Subsequent to March 7, 1997, an additional 2,461 shares of the Company were issued for each of the Nash, Weiss shares issued and outstanding because of the effect of the three-for-two stock split of the Company's common shares paid on March 25, 1997.

NOTE 17 - PENDING ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which provide for prospective application of certain transactions at January 1, 1997 and January 1, 1998. The provisions provide recognition criteria for financial assets and liabilities and collateral received or pledged. The impact of current provisions of SFAS No. 125 has not been material and the deferral of certain provisions of SFAS No. 125 is not anticipated to have a material effect on the financial condition of the Company.
     The FASB issued SFAS No. 128, "Earnings per Share", which will be effective with the Company's consolidated financial statements for the year ending February 28, 1998. Under this standard, the Company will replace its disclosure of "primary" earnings per share with "basic" earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Upon adoption of the standard, prior period amounts must be restated. The impact on previously reported primary earnings per share will be immaterial.





                The Quick & Reilly Group, Inc. and Subsidiaries
                            QUARTERLY FINANCIAL DATA
                    (In Thousands, Except Per Share Amounts)

                                     For the Fiscal Year Ended February 28, 1997
                                                     (Unaudited)
                                         ---------------------------------------
                                                       Quarter
                                         ---------------------------------------
                                           First    Second     Third    Fourth
                                         --------  --------  --------  --------
Revenues ............................... $132,283  $117,042  $118,059  $139,648
 Interest Expense ......................   29,653    30,810    31,070    36,087
                                         --------  --------  --------  --------
Net Revenues ...........................  102,630    86,232    86,989   103,561
Total Non-Interest Expense .............   63,676    55,748    56,276    64,536
Income Before Provision for Income Taxes   38,954    30,484    30,713    39,025
Net Income .............................   21,722    18,648    18,437    23,212
Earnings Per Share (1) ................. $   0.58  $   0.49  $   0.49  $   0.61






                                    For the Fiscal Year Ended February 29, 1996
                                                       (Unaudited)
                                         ---------------------------------------
                                                       Quarter
                                         ---------------------------------------
                                           First    Second    Third     Fourth
                                         --------  --------  --------  --------
Revenues ...............................  $99,851  $105,331  $109,010  $129,673
 Interest Expense ......................   32,386    28,889    29,923    28,067
                                         --------  --------  --------  --------
Net Revenues ...........................   67,465    76,442    79,087   101,606
Total Non-Interest Expense .............   42,490    47,697    50,629    61,569
Income Before Provision for Income Taxes   24,975    28,745    28,458    40,037
Net Income .............................   13,567    15,347    15,132    25,397
Earnings Per Share (1) .................  $  0.36  $   0.41  $   0.41  $   0.67

(1) See Note 7 to Consolidated Financial Statements for the method of calculating earnings per share.